UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Forward-Looking Information

This discussion of our Operational and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “may”, “intend”, “should”, “plan”, “project” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets included in this discussion under the heading “Operating and Financial Review and Prospects - Overall Perspective”, with respect to (i) our expectation that the global telecommunications equipment and related services market will have nominal growth, defined as between 0 % and 5 % in 2010; (ii) our aim to reach an operating profit before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments (excluding the negative, non-cash impacts of Lucent’s purchase price allocation) in the low to mid single digit range as a percentage of revenue (defined as between 1 % and 5 % of revenues) in 2010; (iii) statements regarding the expected level of restructuring costs and capital expenditures in 2010, which can be found under the heading “Liquidity and Capital Resources”; and (iv) statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included in this discussion under the heading “Contractual obligations and off-balance sheet contingent commitments”.

Alcatel-Lucent First Half Report 2010    1

Presentation of Financial Information

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed interim consolidated financial statements as of and for the six-month period ended June 30, 2010 presented elsewhere in this document (the “unaudited condensed interim consolidated financial statements”) and the related notes. Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. IFRS, as adopted by the European Union, differ in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our unaudited condensed interim consolidated financial statements presented in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the European Union.

Changes in Accounting Standards as of January 1, 2010

New financial reporting standards and interpretations that the Group applies but which are not yet mandatory

As of June 30, 2010, Alcatel-Lucent had not applied any new International Financial Reporting Standards and Interpretations that the European Union has published and adopted but which were not yet mandatory.

New financial reporting standards or amendments applied as of January 1, 2010

Business combinations after January 1, 2010 (IFRS3 revised and IAS 27 amended): compared to accounting for business combinations that we completed before January 1, 2010, the principal changes are:

•

For each business combination, the acquirer measures any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. Previously, only the latter was permitted;

•	the transitional provisions of revised IFRS 3 concerning income taxes could have a material impact on our future consolidated financial statements, because deferred tax assets recognized for the first time after the end of the business combination’s measurement period will be recognized in the income statement and no longer adjusted against goodwill, contrary to the accounting treatment prescribed in previous IFRS 3 (see Note 1n of the audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2009 (the “2009 Audited Consolidated Financial Statements”)). In this respect, significant unrecognized income tax loss carry-forwards that relate to Lucent Technologies could materially impact our consolidated income statement in a positive way, if, in compliance with IAS 12 “Income Taxes”, we are able to recognize deferred tax assets in the future corresponding to these tax losses;

•	the acquirer is no longer permitted to recognize contingencies acquired in a business combination that is not a present obligation of the acquiree at the date of the business combination;

•

costs the acquirer incurs in connection with a business combination must be accounted for separately from the business combination, which usually means that they are recognized as expenses (rather than included in goodwill);

•

consideration transferred by the acquirer, including contingent consideration, is measured and recognized at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as liabilities are recognized in accordance with IAS 39, IAS 37 or other IFRSs, as appropriate (rather than by adjusting goodwill); and

•

an acquirer must remeasure any equity interest it holds in the acquiree immediately before achieving control at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

Non-controlling interests after January 1, 2010: compared to accounting for non-controlling interests before January 1, 2010, the principal changes are:

•	Changes in Alcatel-Lucent’s ownership interest in a subsidiary that do not result in loss of control are accounted for within equity; and

2     Alcatel-Lucent First Half Report 2010

•

when Alcatel-Lucent loses control of a subsidiary, the assets and liabilities and related equity components of the former subsidiary are derecognized. Any gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

Critical accounting policies

Our Operating and Financial Review and Prospects is based on our unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to those unaudited condensed interim consolidated financial statements. Some of the accounting methods and policies used in preparing our unaudited condensed interim consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned.

The actual value of our assets, liabilities and equity attributable to equity owners of the parent and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

	(In millions of euros)
	June 30, 2010	December 31, 2009
Valuation allowance for inventories and work in progress on construction contracts	(505)	(500)
	Six months ended June 30, 2010	Year ended December 31, 2009
Impact of write-downs in income (loss) before income tax and discontinued operations	(60)	(139)

Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results.

	(In millions of euros)
	June 30, 2010	December 31, 2009
Accumulated impairment losses on customer receivables	(162)	(168)
	Six months ended June 30, 2010	Year ended December 31, 2009
Impact of impairment losses in income (loss) before income tax and discontinued operations	3	(23)

Alcatel-Lucent First Half Report 2010    3

Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

	(In millions of euros)
	June 30, 2010	December 31, 2009
Capitalized development costs, net	586	558

The criteria for capitalizing development costs are set out in Note 1f of the 2009 Audited Consolidated Financial Statements. Once capitalized, these costs are amortized over the estimated lives of the products concerned (3 to 10 years).

We must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

An impairment loss of € 3 million for capitalized development costs was accounted for in the first six months of 2010 and € 16 million in the first six months of 2009.

During the fourth quarter of 2009, following our decision to cease any new WiMAX development on the existing hardware platform and software release, restructuring costs of € 44 million were reserved.

Other intangible assets and goodwill

	(In millions of euros)
	June 30, 2010	December 31, 2009
Goodwill, net	4,583	4,168
Intangible assets, net (1)	2,354	2,214
Total	6,937	6,382

(1)	Including capitalized development costs, net.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination as described in Note 3 of our 2009 Audited Consolidated Financial Statements, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired).

No impairment loss was accounted for during the first six months of 2010 and 2009.

The carrying value of each group of cash generating units at which level goodwill is monitored for internal management purposes (i.e. Product Division) is compared to its recoverable value. The recoverable value is the higher of the value in use and the fair value less cost to sell.

The value in use of each Product Division is calculated using a five year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (Gordon Shapiro approach).

The fair value less cost to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•	Five year discounted cash flow analysis plus a Sales Multiple (Enterprise Value-”EV”/Sales) to measure discounted residual value; and

•

five year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value-”EV”/Earnings Before Interest, Tax, Depreciation and Amortization-”EBITDA”) to measure discounted residual value.

4     Alcatel-Lucent First Half Report 2010

The recoverable values of our goodwill and intangible assets, as determined for the impairment tests we performed in the second quarter of 2010, are based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions are:

•	Discount rate;

•	a nominal growth (defined as between 0 % and 5%) for the telecommunications equipment and related services market in 2010; and

•	projected cash-flows which are based on a segment operating income (as defined in Note 5) for 2010 and 2011.

The discount rate used for the annual impairment test of 2010 was the Group’s weighted average cost of capital (“WACC”) of 10%. This discount rate is an after-tax rate applied to after-tax cash flows. The use of such rate results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5 % increase or decrease in the discount rate would have decreased or increased the 2010 recoverable value of goodwill and intangible assets by € 792 million and € 894 million, respectively. An increase of 0.5 % in the discount rate would not have impacted impairment losses as of June 30, 2010.

In addition to the annual goodwill impairment tests that occur during the second quarter of each year, impairment tests are carried out if we have indications of a potential reduction in the value of our goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Due to the change in the economic environment and the volatile behaviour of financial markets, we assessed whether as of March 31, 2010 and December 31, 2009 there was any indication that any Product Division goodwill may be impaired at that date. We concluded that there were no triggering events that would justify performing an additional impairment test as of March 31, 2010 and December 31, 2009.

Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell) (see Note 1g of the 2009 Audited Consolidated Financial Statements). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment-triggering events in prior years. No impairment loss on property, plant and equipment was accounted for in 2009 or in the six month period ended June 30, 2010.

Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in the income statement either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

Alcatel-Lucent First Half Report 2010    5

	(In millions of euros)
Product sales reserves	June 30, 2010	December 31, 2009
Related to construction contracts	125	114
Related to other contracts (1)	546	482
Total	671	596

(1)	See Note 18 of the unaudited condensed interim consolidated financial statements at June 30, 2010.

For further information on the impact on the income statement of changes in these provisions, see Note 18 of the unaudited condensed interim consolidated financial statements at June 30, 2010.

Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

	(In millions of euros)
Deferred tax assets recognized	June 30, 2010		December 31, 2009
Related to the United States (including Lucent)	237		206	(1)
Related to France	485	(2)	451	(1)
Related to other tax jurisdictions	208		179
Total	930		836

(1)	Following the performance of the 2009 annual goodwill impairment test, a reassessment of deferred taxes resulted in reducing the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2008.
(2)	Following the performance of the 2010 annual goodwill impairment test, a reassessment of deferred taxes resulted in increasing deferred tax assets recorded in France.

Evaluation of our capacity to utilize tax loss carry-forwards relies on significant judgment. We analyze past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1n of the 2009 Audited Consolidated Financial Statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, we will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our statement of financial position and net income (loss).

As a result of the business combination with Lucent, €  2,395 million of net deferred tax liabilities were recorded as of December 31, 2006,

resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in the future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2010 are € 819 million (€ 751 million as of December 31, 2009).

As prescribed by IFRSs, we had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in Alcatel-Lucent’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement.

6     Alcatel-Lucent First Half Report 2010

Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our results or equity attributable to equity owners of the parent.

	Six months ended June 30, 2010	Six months ended June 30, 2009
Weighted average expected rates of return on pension and post-retirement plan assets	6.55%	6.79%
Weighted average discount rates used to determine the pension and post-retirement obligations	5.43%	6.44%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a € 112 million increase in pre-tax income during the first six months of 2010 (€ 150 million increase in pre-tax income during 2009 and a € 72 million decrease in pre-tax income during the first six months 2009). Included in the € 150 million increase in 2009 was € 253 million booked as a result of certain changes to management retiree pension and healthcare benefit plans (refer to Note 20 of the unaudited condensed interim consolidated financial statements at June 30, 2010).

Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for our non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5 % increase or decrease in the discount rate would have decreased or increased the 2009 net pension and post-retirement result by approximately € (35) million and € 49 million, respectively.

Expected return on plan assets

Expected return on plan assets for our U.S. plans are determined based on recommendations from our external investment advisor and our own experienced historical returns. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The expected return on plan assets (accounted for in “other financial income (loss)”) for our U.S. plans for second quarter of 2010 is based on March 31, 2010 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans for each quarter of 2010 is based on the fair values of plan assets at December 31, 2009.

Holding all other assumptions constant, a 0.5 % increase or decrease in the expected return on plan assets would have increased or decreased the 2009 net pension and post-retirement result by approximately € 122 million.

For our U.S. plans, we recognized a US$ 13 million increase in the net pension credit between the first and second quarters of 2010, which is accounted for in “other financial income (loss)”. This increase corresponds to a higher expected return on plan assets for our U.S. plans

Alcatel-Lucent First Half Report 2010    7

due to the increase in plan asset fair values and a lower interest cost due to a decrease in discount rates. We expect a US$ 25 million increase in the net pension credit for our U.S. plans to be accounted for in “other financial income (loss)” between the second and the third quarters of 2010 for the same reasons. We do not anticipate a material impact outside our U.S. plans.

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuary’s recommendations.

Participation assumptions

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

The mortality assumption for our U.S. plans is based on actual recent experience of the participants in our management pension plan and our occupational pension plans. For the 2009 year-end valuation, we updated the mortality assumptions, again based on the actual experience of the two plans. We looked at the experience for the years of 2004 through 2008. As was the case previously, there was insufficient experience to develop assumptions for active employees and former employees who have delayed commencing their pension benefits, so we used the RP 2000 mortality table projected up to year 2009.

Plan assets investment

At its meeting on July 29, 2009, the Board of Directors approved the following modifications to the asset allocation of our pension funds: the investments in equity securities are to be reduced from 22.5 % to 15 % and the investments in bonds are to be increased from 62.5 % to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) are to remain unchanged. The reduction in equity investments in favor of fixed income securities was achieved immediately. The implementation of the asset allocation approved on July 29, 2009 was completed as of January 1, 2010. We believe that these changes should lead to a slight decrease in long-term returns from financial assets. The impact of these changes has been reflected in our expected return assumptions for year 2010.

Plans assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80 % are based on closing date fair values and 20 % have a one to three month delay as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the June 30, 2010 actual fair values of private equity, venture capital, real estate and absolute return investments were 10 % lower than the ones used for accounting purposes as of June 30, 2010, and since the Management Pension Plan has a material investment in these asset classes (the asset ceiling is not applicable to this plan), equity would be negatively impacted by approximately € 250 million.

2010 US Health Care Legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under the new legislation, the subsidy paid to us by Medicare for continuing to provide prescription drug benefits to our U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax

8     Alcatel-Lucent First Half Report 2010

free after 2012. This change in law resulted in a write-down of our deferred tax assets which caused a €  76 million charge to the consolidated income statement and a € 6 million profit to the consolidated statement of comprehensive income (refer to Note 11 of our unaudited condensed interim consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan which we offer to our U.S. management retirees resulted in the need to change our related cost assumption, with an increase in our benefit obligation of € 6 million recognized in the consolidated statement of comprehensive income as an actuarial loss (see Note 20 of our unaudited condensed interim consolidated financial statements). There are several other provisions that may affect our post-retirement health care benefit obligations but for which additional guidance is needed and expected in order to determine the impact, but we do not expect any impact to be material.

Revenue recognition

As indicated in Note 1o of the 2009 Audited Consolidated Financial Statements, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when we have transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, we apply the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on future net income (loss).

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies.

Contracts that are multiple element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1o of the 2009 Audited Consolidated Financial Statements are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is recognized over the period that services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

It can be difficult to evaluate our capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on our capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the

Alcatel-Lucent First Half Report 2010    9

recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see Note 2b of our unaudited condensed interim consolidated financial statements).

Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3 (revised), if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period are disclosed in Note 3 of our unaudited condensed interim consolidated financial statements.

Once the initial accounting of a business combination is complete, only errors may be corrected.

Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1m of the 2009 Audited Consolidated Financial Statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

As described in Notes 9, 17 and 19 of our unaudited condensed interim consolidated financial statements, such a change in estimates occurred during the second quarter of 2009 regarding Lucent’s 2.875 % Series A convertible debenture. Similar changes in estimates could occur in the future for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1m of the 2009 Audited Consolidated Financial Statements, could impact “other financial income (loss)” as a result of any change in the Group’s estimate of redemption triggers on all of Lucent’s convertible debt. An approximation of the potential negative impact on “other financial income (loss)” is the carrying amount of the equity component, as disclosed in Notes 17 and 19 of our unaudited condensed interim consolidated financial statements.

Because of the new accounting treatment described above, the carrying amount of the Lucent 2.875 % Series A convertible debentures was equal to the nominal value of the debentures just before the first optional redemption date (that is, June 15, 2010). Some of the holders of the Series A convertible debentures did not request redemptions as of June 15, 2010. At June 30, 2010, and as described in Notes 9, 17 and 19 of our unaudited condensed interim consolidated financial statements, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining outstanding debentures, because the next optional redemption date (that is, June 15, 2015) is too far in the future. Thus, and as prescribed by IAS 39, we reapplied the initial accounting treatment and adjusted the carrying amount of the outstanding Series A convertible debentures using their contractual cash

10     Alcatel-Lucent First Half Report 2010

flows up to their contractual maturity date (that is, June 15, 2023). A profit corresponding to the difference between the outstanding nominal value and the present value of the cash flows up to the contractual maturity date was recognized in “other financial income (loss)”. Further changes in estimates in respect of the Series A convertible debentures may occur in the future, in which case the carrying amount of the debentures could be further adjusted.

Insured damages

In 2008, we experienced a fire in a newly-built factory containing new machinery. Non-recoverable assets having a net book value of € 4 million were written off as of September 30, 2008, representing an equivalent negative impact on cost of sales in 2008. The cost of the physical damage and business interruption were insured and gave right to an indemnity claim, the amount of which was definitively settled as of September 30, 2009. Alcatel-Lucent received € 33 million on its business interruption insurance which was accounted for in other revenues during 2009, when the cash was received.

In December 2009, the roof and technical floor of Alcatel-Lucent Spain’s headquarters in Madrid partially collapsed for unknown reasons. Alcatel-Lucent Spain rents this building and the lease is accounted for as an operating lease. The damaged assets were derecognized as of December 31, 2009 with a negative impact of € 1 million on income (loss) from operating activities. All costs related to this incident (damaged assets, displacement and relocation costs, etc.) are insured subject to a € 15 million deductible. Displacement and relocation costs below this threshold will be accounted for as incurred in 2010. These costs represented a negative impact of € 1 million on income (loss) from operating activities during the first six months of 2010. As the cause of the incident is still not known, nothing has been reserved related to Alcatel-Lucent Spain’s potential liability to third parties. At this stage, Alcatel-Lucent Spain’s liability is not considered probable. However, depending upon the results of the investigation, this situation could evolve.

Alcatel-Lucent First Half Report 2010    11

1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.1 OVERALL PERSPECTIVE

Overview of the first half of 2010. The global economy started to recover from the 2008-2009 recession in the first half of 2010, but with significant regional differences in the strength of the recovery. The turnaround has been most apparent in the U.S. and in China, India and some other emerging economies but lagging elsewhere, particularly in Europe. Overall, the pace of the recovery has been slow by historic standards, with only limited improvement in employment, housing and the availability of credit. Concerns about the future of this relatively fragile recovery have been heightened by the sovereign debt crisis in Europe, the potential end of expansive fiscal policies, and continued financial instability.

In addition to the short-term challenges posed by the economic cycle, service providers and vendors of telecommunications equipment and related services are also dealing with longer-term, industry-specific trends that are fundamentally re-shaping their business:

•	Increased penetration of smartphones is driving explosive growth in mobile data traffic, challenging operators to maintain quality of service and to profitably accommodate surging traffic volumes;

•	operators are transforming their networks to an all-IP architecture; and

•

the number of new communications users is increasing, particularly in emerging markets where the demand for low-cost network solutions has facilitated significant market share gains by Chinese suppliers.

As these developments unfolded over the first half of 2010, it became apparent that the recovery in the global economy was helping to drive a recovery in the market for telecommunications equipment and related services. Like the recovery in the economy, the turnaround in this market has been somewhat limited, particularly in terms of its geographic and technology scope. It has also been constrained by shortages of electronic components.

From a technology perspective, the recovery has been focused around wireless and the key wireline technologies, such as IP (Internet protocol) and terrestrial optics, which are critical to carrier efforts to profitably accommodate surging traffic volumes. Elsewhere, the recovery has provided little relief for market segments dominated by legacy technologies (second-generation wireless, legacy switching and copper-based broadband access), which remain the focus of cutbacks in carrier spending. Geographically, the recovery in this market has been led by North America, with more sluggish gains in other regions reflecting economic conditions and some country-specific issues. In China, for example, growth in the market for wireless equipment is down sharply this year because carriers completed the first stage of their deployment of third-generation networks last year.

Our own business generally reflected these broad trends in the first half of 2010. A decline in our Networks business was partly attributable to a shortage of components, especially in our wireless and terrestrial optics supply chains. Even so, our 3G W-CDMA wireless business increased at a double-digit rate, driven by gains in North America, and our 3G CDMA wireless business also benefitted from increased carrier spending to accommodate the strong growth in mobile data traffic. Our IP service router business increased at a double-digit rate in the first half of 2010, with growth in mobile data traffic driving particularly strong gains in the mobile backhaul segment. Our optics business benefitted from carrier spending to add capacity and was particularly strong in North America. Meanwhile, our legacy businesses, including 2G wireless, core switching and traditional ADSL-based broadband access, declined. Elsewhere in our portfolio, activity in our Services and Applications groups held up better than our Networks business. Regionally, our business increased in North America but declined in Europe, Asia-Pacific and the Rest of World. Our China business was particularly weak.

Outlook for full year 2010. While our supply chain is still experiencing capacity constraints, the demand for telecommunications equipment and

12     Alcatel-Lucent First Half Report 2010

related services is recovering due to booming data traffic and the need to increase network efficiency. Therefore:

•	For 2010 Alcatel-Lucent continues to expect nominal growth (defined as between 0 % and 5%) for the telecommunications equipment and related services market; and

•

for 2010, Alcatel-Lucent aims to reach an operating profit before restructuring costs, litigations, gain/loss on disposal of consolidated entities and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) in the low to mid single-digit range (defined as between 1 % and 5%) as a percentage of revenue.

1.2 HIGHLIGHTS OF RECENT EVENTS

Sale of 2Wire stake. On July 25, 2010, we, as the holder of approximately 22 % of the stock (on a fully-diluted basis) of 2Wire, a U.S.-based provider of advanced residential gateways for the broadband service provider market, together with other stockholders of 2Wire, Pace, a U.K.-based technology developer for the global pay TV market, and 2Wire executed an agreement for the sale of 2Wire to Pace for a total consideration of US$ 475 million. The closing of this transaction, which is subject to regulatory approvals and other customary terms and conditions, is expected to take place in the fourth quarter of 2010.

Bond issuance. In July 2010, we issued a series of notes for an aggregate € 100 million in nominal value. The notes bear interest at a floating rate and are due in 2011, with the right to extend the maturity at our option to 2016.

1.3 HIGHLIGHTS OF TRANSACTIONS DURING THE SIX MONTHS ENDED JUNE 30, 2010

Developments in Microsoft cases. On February 22, 2010, Microsoft filed a Petition for a Writ of Certiorari in the United States Supreme Court asking the Supreme Court to review the Federal Circuit’s September 11, 2009 decision to affirm the District Court’s June 19, 2008 finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent owned by us. On April 23, 2010, we filed our Brief in Opposition and the Supreme Court denied Microsoft’s Petition on May 24, 2010. A trial is scheduled for December 3, 2010 in U.S. District Court in San Diego to determine the amount of compensation owed to us by Microsoft for its infringement of the Day patent.

On March 2, 2010, the United States Patent and Trademark Office issued a Reexamination Certificate confirming the validity of the Day patent in response to the reexamination request filed by Dell in May of 2007.

No 2009 dividend. Our Board determined that it was not prudent to pay a dividend on our ordinary shares and ADSs based on 2009 results. This proposal was presented by our Board and approved at our Shareholders’ Meeting on June 1, 2010.

Repurchases and partial redemption of convertible bonds. In February and March 2010, some of the Lucent 2.875 % U.S.$ Series A convertible bonds due June 2023 were repurchased and cancelled using US$ 74.8 million in cash excluding accrued interest, corresponding to a nominal value of US$ 75.0 million. Further, on June 15, 2010, most of the remaining holders of the Lucent Series A bonds exercised their optional redemption right, and as a result we paid the redeeming holders US$ 360 million in cash excluding accrued interest, corresponding to the nominal value of the bonds redeemed.

Alcatel-Lucent First Half Report 2010    13

1.4 HIGHLIGHTS OF TRANSACTIONS DURING 2009

Joint ventures and dispositions

Joint venture with Bharti Airtel. On April 30, 2009, we announced the formation of a joint venture with Bharti Airtel to manage Bharti Airtel’s pan-India broadband and telephone services and help Airtel’s transition to a next generation network across India.

Thales. In May 2009, we completed the sale of our 20.8 % stake in Thales to Dassault Aviation for € 1.566 billion.

Disposal of the space businesses to Thales - earn out. The purchase price of € 670 million paid to the Group by Thales for the disposal of the space business completed in 2007 was subject to adjustment in 2009. As a result, Thales was required to pay the Group an additional € 130 million (before fees) accounted for in “income from discontinued operations”, of which € 118 million was actually paid during the second quarter of 2009.

Electrical motors. On December 31, 2009, we completed the sale of Dunkermotoren GmbH, our electrical fractional horsepower motors and drives subsidiary, to Triton, a leading European private equity firm, for an enterprise value of € 145 million.

Other matters

Co-sourcing and joint marketing arrangement with Hewlett-Packard (HP). On June 18, 2009, we and HP jointly announced a 10-year co-sourcing agreement which is expected to help improve the efficiency of our IS/IT (Information Systems/Information Technology) infrastructure and create a joint go-to-market approach. Under the joint marketing agreement, the two companies will be able to jointly and separately deliver integrated IT and telecom products and services to service providers and mid- to large-size enterprise customers. Definitive agreements were signed on October 20, 2009, and were implemented beginning December 2009.

Changes in credit rating. On November 9, 2009, Standard & Poor’s lowered to “B” from “B+” its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The “B” short-term credit ratings of Alcatel-Lucent was affirmed. The rating on the trust preferred securities of Lucent Technologies Capital Trust I was lowered from “CCC+” to “CCC”. The negative outlook was maintained.

On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating as well as the rating for senior debt of the Group from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the Group’s short-term debt was confirmed. The negative outlook was maintained.

Issuance and repurchases of convertible bonds. On September 2, 2009, we launched a convertible bond offering. The bonds are convertible into and/or exchangeable for new or existing shares of Alcatel-Lucent (we refer to these convertible bonds as Oceane). The bonds carry a 5 % annual interest rate and the initial conversion price is € 3.23, equivalent to a conversion premium of 35%. They are redeemable in cash, at par, on January 1, 2015. Early redemption at our option is possible under certain conditions. On settlement date (September 10, 2009), the proceeds of this offering, including the over-allotment option, were approximately € 1 billion.

Concurrently, we offered to repurchase and cancel some of our existing convertible bonds due 2011. On settlement date for the repurchase (September 11, 2009), we purchased 11.97 % of the outstanding 2011 bonds. The price per bond was € 16.70 (including accrued interest) and the total amount paid was € 126 million.

Repurchases of the 2011 bonds also took place after the closing of the repurchase offer. Overall, in 2009, we repurchased bonds of a nominal value of € 204 million, corresponding to 19.98 % of the outstanding 2011 bonds, for a total cash amount paid of € 204 million, excluding accrued interest.

We also partially repurchased and cancelled outstanding Lucent 7.75 % U.S.$ convertible bonds due March 2017 in 2009, using a total cash amount of US$ 28 million, corresponding to a nominal value of US$ 99 million.

We partially repurchased and cancelled outstanding Lucent 2.875 % U.S.$ Series A

14     Alcatel-Lucent First Half Report 2010

convertible bonds due June 2023 in 2009, using US$ 218 million in cash excluding accrued interest, corresponding to a nominal value of US$ 220 million.

Developments in Microsoft cases. On May 13, 2009, we and Dell agreed to a settlement and dismissal of certain issues appealed after a trial involving us, Dell and Microsoft, held in April 2008. Thereafter, the only matter that remained pending was the appeal filed by Microsoft with the Court of Appeals for the Federal Circuit in Washington, D.C. relating to the “Day” Patent, which relates to a computerized form entry system. On June 19, 2008, the District Court had entered a judgement based on a jury award to us of approximately US$ 357 million in damages for Microsoft’s infringement of the Day Patent in the April 2008 trial, and had also awarded us prejudgement interest exceeding US$ 140 million.

Oral argument before the Federal Circuit was held on June 2, 2009, and on September 11, 2009, the Federal Circuit issued its opinion affirming that the Day Patent is both a valid patent and infringed by Microsoft in Microsoft Outlook, Microsoft Money, and Windows Mobile products. However, the Federal Circuit vacated the jury’s damages award and ordered a new trial in the District Court in San Diego to re-calculate the amount of damages owed to us for Microsoft’s infringement. On November 23, 2009, the Federal Circuit denied Microsoft’s “en banc” petition for a rehearing on the validity of the Day Patent.

In a parallel proceeding, Dell filed a reexamination of the Day Patent with the United States Patent and Trademark Office (“Patent

Office”), in May 2007, alleging that prior art existed that was not previously considered in the original examination and the Day patent should therefore be re-examined for patentability.

FCPA investigations. In December 2009 we reached agreements in principle with the SEC and the U.S. Department of Justice with regard to the settlement of their ongoing investigations involving our alleged violations of the Foreign Corrupt Practices Act (FCPA) in several countries, including Costa Rica, Taiwan, and Kenya. Under the agreement in principle with the SEC, we would enter into a consent decree under which we would neither admit nor deny violations of the antibribery, internal controls and books and records provisions of the FCPA and would be enjoined from future violations of U.S. securities laws, pay US$ 45.4 million in disgorgement of profits and prejudgment interest and agree to a three-year French anticorruption compliance monitor. Under the agreement in principle with the DOJ, we would enter into a three-year deferred prosecution agreement (DPA), charging us with violations of the internal controls and books and records provisions of the FCPA, and we would pay a total criminal fine of US$ 92 million, payable in four installments over the course of three years. In addition, three of our subsidiaries - Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica - would each plead guilty to violations of the FCPA’s antibribery, books and records and internal accounting controls provisions. If we fully comply with the terms of the DPA, the DOJ would dismiss the charges upon conclusion of the three-year term. Final agreements must still be reached with these agencies and accepted in court.

1.5 CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2010 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2009

Revenues. Revenues totaled € 7,060 million in the first half of 2010, a decline of 5.9 % from € 7,503 million in the first half of 2009. Approximately 55 % of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of the euro relative to other currencies in the first half of 2010 compared with the first half of 2009 has tempered the decline in our reported revenues. If there had been constant exchange rates in the first half of 2010 as compared to the first half of 2009, our consolidated revenues would have declined by approximately 7.9 % instead of the 5.9 % decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first half of 2010, the average exchange rate that

Alcatel-Lucent First Half Report 2010    15

applied for the same period in 2009, instead of the average exchange rate that applied for the first half of 2010, and (ii) to our exports (mainly from Europe) effected during the first half of 2010 which are denominated in other currencies and for which we enter into hedging transactions, our

average hedging rates that applied for the same period in 2009. Our management believes that providing our investors with our revenues for the first half of 2010 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009	% Change
Revenues as reported	7,060	7,503	- 5.9%
Conversion impact euro/other currencies	(141)
Hedging impact euro/other currencies	(10)
Revenues at constant rate	6,908	7,503	- 7.9%

Revenues in our Networks segment fell 8.1 % in the first half of 2010, as on-going recovery in certain regions and technologies was offset by declines in legacy technologies. Our wireline business reflected pronounced weakness in spending for legacy ADSL access and core switching equipment, and our overall wireline revenues dropped 18.7 % in the first half of 2010. Our wireless business revenues fell 2.5 % in the first half of 2010 due to declining spending in 2G legacy technologies (GSM and 2G CDMA) partially offset by increases in 3G wireless technologies such as WCDMA and 3G CDMA (EV-DO) led by the explosive growth of mobile broadband data traffic. The rate of decline in wireless, however, eased significantly in the second quarter. Optics revenues declined 14.2 % in the first half of 2010, with declines in both the terrestrial and submarine activities of this business. Revenues in our IP division increased 2.8 % compared to the first half of 2009 as strong growth in IP/MPLS service routers was largely offset by the continued secular decline in spending for legacy ATM equipment. Revenues in the Applications segment were essentially flat, with Network Applications declining 2.6 % and Enterprise Applications increasing 0.3 % in the first half of 2010 as compared to the same period of 2009. Revenues in our Services business segment declined slightly in the first half of 2010 driven by lower revenues in our Maintenance and Network Build and Integration units partially offset by growth in Managed and Outsourcing Solutions.

Revenues for the first half of 2010 and the same period in 2009 by geographical market (calculated based upon the location of the customer) are shown in the table below:

	(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Total
1st half 2010	689	1,362	269	1,173	2,434	514	618	7,060
1st half 2009	759	1,472	303	1,510	2,161	592	706	7,503
% Change 1st half 2010 vs. 1st half 2009	- 9%	- 7%	- 11%	- 22%	13%	- 13%	- 12%	- 6%

In the first half of 2010, the United States accounted for 34.5 % of revenues, up from 28.8 % in the same period in 2009 as revenues increased 13%. This region witnessed a recovery driven by an improved economy and key technologies such as IP and WCDMA in the first half of 2010. Europe accounted for 32.9 % of revenues in the first half of 2010 (9.8 % in France, 19.3 % in Other Western Europe and 3.8 % in Rest of Europe), down from 33.8 % in the same period in 2009 (10.1 % in

France, 19.6 % in Other Western Europe and 4.0 % in Rest of Europe). Within Europe, revenue declined 9 % year-over-year in France, fell 7 % in Other Western Europe and dropped 11 % in Rest of Europe. Weakness in Europe was spread across most businesses, with a few pockets of strength, like our IP/MPLS service routers. Revenues in the Asia Pacific market in the first half of 2010 decreased 22 % from the same period in 2009, as its share of total revenue decreased from 20.1 % in

16     Alcatel-Lucent First Half Report 2010

the first six months of 2009 to 16.6 % in the same period of 2010. The year-over-year decline was mainly attributable to a slowdown in wireless spending in China following the transitions from 2G to 3G that primarily occurred in 2009. Revenues in Other Americas in the first half of 2010 fell 13 % from the same period in 2009 and its share of total revenue slipped from 7.9 % to 7.3%. Rest of World also decreased its share of total revenue to 8.8 % in the first half of 2010, down from 9.4 % in the same period in 2009, and had a 12 % decrease in revenue.

Gross profit. In the first half of 2010, gross profit increased to 34.5 % of revenue, or € 2,435 million, compared to 32.3 % of revenue or € 2,426 million in the first half of 2009. The increase in gross profit was mainly driven by favorable product and geographic mix as well as ongoing initiatives to reduce costs. Gross profit in the first half of 2010 included (i) the negative impact of a net charge of € 61 million for write-downs of inventory and work in progress; and (ii) the positive impact of reversals of € 7 million in reserves on customer receivables. Gross profit in the first half of 2009 included (i) the negative impact of a net charge of € 61 million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € 17 million of reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of our customers. During the first half of 2010, we witnessed a recovery in products and in geographic areas where our profitability has historically been above average.

Administrative and selling expenses. For the first half of 2010, administrative and selling expenses were € 1,447 million or 20.5 % of revenues compared to € 1,537 million, also 20.5 % of revenues in the same period in 2009. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of € 62 million in the first half of 2010 and € 61 million in the first half of 2009. They primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships. The 5.9 % decline in administrative and selling expenses reflects the progress we have made executing on our programs to reduce operating expenses by simplifying our organization and eliminating sales duplication between product groups and regions.

Research and development costs. Research and development costs were € 1,296 million or 18.4 % of revenues in the first half of 2010, after the capitalization of € (16) million of development expense, a decline of 3.6 % from € 1,345 million or 17.9 % of revenues after the capitalization of € 1 million of development expense in the same period in 2009. Capitalization of R&D expense was negative in the first half of 2010 reflecting the fact that the amortization of capitalized R&D costs was greater than our R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of € 79 million in each of the first half of 2010 and the first half of 2009. The 3.6 % decline in research and development costs reflects ongoing cost reduction plans, the progress we have made enhancing R&D efficiency by focusing on four key segments - IP, optics, broadband and applications - while we accelerate the shift of our investment toward next-generation platforms, partially offset by the negative impact of R&D capitalization in the first half of 2010 as compared to the same period of 2009.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (308) million in the first half of 2010 compared to a loss of € (456) million in the same period of 2009. The smaller loss in the first half of 2010 reflects higher gross margins and lower operating expenses, which offset the impact of lower revenues. The purchase accounting entries had a negative, non-cash impact of € 141 million in the first half of 2010, which was similar to the impact of € 140 million in the first half of 2009.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments for the first six months of 2010 by € 195 million, of which € 319 million were additional provisions and € 124 million were reversals. Additional product sales reserves created during the first half of 2010 were € 284 million, while reversals of product sales reserves were € 87 million during the same period. Of the € 87 million in reversals, € 21 million related

Alcatel-Lucent First Half Report 2010    17

to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, € 10 million of the € 87 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€ 56 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by € 121 million in the first half of 2009, of which additional provisions were € 231 million and reversals were € 110 million. Additional product sales reserves created during the first half of 2009 were € 182 million while reversals of product sales reserves were € 54 million.

Restructuring Costs. Restructuring costs were € 244 million for the first half of 2010, representing (i) € 168 million of new restructuring plans and adjustments to previous plans; (ii) a valuation allowance and a write off of assets of € 22 million in the aggregate; and (iii) € 54 million of other monetary costs. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were € 201 million in the first half of 2009, representing (i) € 113 million of new restructuring plans or adjustments to previous plans; (ii) a valuation allowance and a write-off of assets of € 43 million in the aggregate; and (iii) € 45 million of other monetary costs. Our restructuring reserves of € 456 million at June 30, 2010 covered jobs identified for elimination and notified in the first six months of 2010, as well as jobs eliminated in previous years for which total or partial settlement is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Litigations. In the first half of 2010, we booked a litigation charge of € 16 million related to the FCPA investigations (refer to Note 23a of our unaudited condensed interim consolidated financial statements). In the first half of 2009, we did not book any litigation charges.

Gain/(loss) on disposal of consolidated entities. In the first half of 2010, we booked a € (3) million loss related to the disposal of the Fractional Horsepower Motors activity. There were no gains or losses on the disposal of consolidated entities in the first half of 2009.

Post-retirement benefit plan amendment. In the first half of 2010, there was nothing booked in relation to post-retirement benefit plan amendments. In the first half of 2009 we booked a € 1 million reserve related to a litigation, as disclosed in Note 23e (“Contingencies - Lucent’s employment and benefits related cases”) to our unaudited condensed interim consolidated financial statements, that concerns a previous Lucent healthcare plan amendment.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of € (571) million in the first half of 2010, compared to a loss of € (658) million in the same period of 2009. The smaller loss from operating activities in the first half of 2010 is mostly due to higher gross margins, lower administrative and selling expenses and research and development expenses partially offset by higher restructuring costs, litigation charges and a loss on the disposal of the Fractional Horsepower Motors activity.

Finance costs. Finance costs in the first half of 2010 were € 148 million, an increase from € 120 million in the comparable year-ago period. The increase is due to a drop in interest earned, from € 38 million in the first half of 2009 to € 30 million in the first half of 2010, in addition to an increase in interest paid, from € 158 million in 2009 to € 178 million in 2010. The 2010 increase in interest paid is primarily due to higher levels of financial debt whereas the decline in interest earned is due to lower cash levels in 2010. The decrease of interest rates between the first half of 2009 and the corresponding period of 2010 also explains the decrease of interest earned between these two periods.

Other financial income (loss). Other financial income was € 85 million in the first half of 2010, compared to € 142 million in the same period in 2009. In the first half of 2010, other financial income consisted primarily of (i) income of € 131 million mainly related to the Lucent pension credit. This was partially offset by a loss of € 60 million related to foreign exchange transactions. In the first half of 2009, other financial income consisted primarily of (i) a capital gain of € 250 million related to the disposal of Thales shares, (ii) a gain of € 50 million related to

18     Alcatel-Lucent First Half Report 2010

the partial repurchase of Lucent’s 7.75 % bond due March 2017, and (iii) a loss of € 175 million related to a change in the estimated future cash flows related to Lucent’s 2.875 % Series A convertible debenture. The € 131 million of other financial income in the first half of 2010 represented the difference between the expected financial return on the assets (mainly for our U.S. plans) and the interest cost on the obligations of the pension and post-retirement benefit plans. The increase of the pension credit (€ 131 million in the first half of 2010 as compared to € 14 million in the first half of 2009) is mainly due to the increase in the plan asset fair values and lower interest costs due to the decrease in discount rates as explained in Note 2-g of our unaudited condensed interim consolidated financial statements.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was € 8 million during the first half of 2010, compared with a loss of € (6) million during the same period in 2009. The increase is largely due to the increase in net income generated by 2Wire (On July 25, 2010, we signed an agreement concerning the sale of our stake in 2Wire; see Section 1.2 “Highlights of Recent Events” above).

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of € (626) million in the first half of 2010 compared to a loss of € (642) million in the same period of 2009.

Income tax (expense) benefit. We had an income tax expense of € (51) million for the six months ended June 30, 2010, compared to an income tax benefit of € 93 million for the six months ended June 30, 2009. The income tax expense for the first half of 2010 resulted from a current income tax charge of € (46) million in addition to a net deferred income tax expense of € (5) million. The € (5) million net deferred tax expense includes € (102) million in deferred tax expenses related to Lucent’s post-retirement benefit plan mainly due to consequences of the recent Healthcare laws enacted in the U.S as well as € (9) million in deferred tax expenses related to Lucent’s 2.875 % Series A convertible bonds. These were partially offset by deferred income tax benefits of € 62 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a € 44 million benefit related to the recoverability of the deferred tax assets mainly in connection with the 2010 annual impairment test of goodwill performed in the second quarter 2010. The income tax benefit for the first half of 2009 resulted from a current income tax charge of € (11) million offset by a net deferred income tax benefit of € 104 million. The €  104 million net deferred tax benefit includes deferred income tax benefits of € 62 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a € 68 million reversal of deferred tax liabilities related to the Lucent 2.875 % Series A convertible debenture.

Income (loss) from continuing operations. We had a loss from continuing operations of € (677) million in the first half of 2010 compared to a loss of € (549) million in the same period of 2009.

Income (loss) from discontinued operations. There was a loss from discontinued operations of € (13) million in the first half of 2010 due to settlements of litigations related to businesses disposed of in other periods. There was income from discontinued operations of € 129 million in the first half of 2009 due to an adjustment of the purchase price related to the contribution of our interests in two joint ventures in the space sector to Thales in 2007. (See Section 1.4 “Highlights of Transactions during 2009”).

Non-controlling interests. Non-controlling interests accounted for income of € 9 million in the first half of 2010, compared to a loss of € (32) million in the first half of 2009. The change from 2009 is due largely to the income from our operations in China through Alcatel-Lucent Shanghai Bell.

Net income (loss) attributable to equity owners of the parent. A net loss of € (699) million was attributable to equity holders of the parent during the first half of 2010, compared with a loss of € (388) million in the first half of 2009.

Alcatel-Lucent First Half Report 2010    19

1.6 CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2009 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2008

Revenues. Revenues totaled € 7,503 million in the first half of 2009, a decline of 5.8 % from € 7,965 million in the first half of 2008. Approximately 55 % of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The increase in the value of the U.S. dollar relative to the euro in the first half of 2009 compared with the first half of 2008 has tempered the decline in our reported revenues. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2009 as compared to the first half of 2008, our consolidated revenues would have declined by approximately 10.9 % instead of the 5.8 % decrease actually experienced. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during the first half of 2009, the average exchange rate that applied for the same period in 2008, instead of the average exchange rate that applied for the first half of 2009, and (ii) to our exports (mainly from Europe) effected during the first half of 2009 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro / U.S. dollar hedging rate that applied for the same period in 2008. Our management believes that providing our investors with our revenues for the first half of 2009 in constant euro / U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

	(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008	% Change
Revenues as reported	7,503	7,965	- 5.8%
Conversion impact euro/U.S. dollar	- 410	-	- 5.1%
Hedging impact euro/U.S. dollar	6	-	0.0%
Revenues at constant rate	7,099	7,965	- 10.9%

Revenues in our Networks segment fell at a double-digit rate in the first half of 2009, as recessionary pressures on service provider capital expenditures were reflected to varying degrees on revenue growth across all four divisions that comprise the Networks segment. Spending cuts were, however, sharply focused on legacy technologies. Our wireline business, for example, reflected pronounced weakness in spending for legacy core switching and, to a lesser extent, legacy ADSL access equipment, and our overall wireline revenues dropped sharply in the first half of 2009. Similarly, in our wireless business, a sharp drop in spending for second-generation GSM equipment significantly outweighed increased spending for third-generation technologies, and overall wireless revenues fell at a double-digit rate. The rate of decline in wireless, however, eased significantly in the second quarter. Revenues in our optics and IP divisions were more resilient. Optics revenue declined at a mid-single digit rate, as continued

weakness in terrestrial optics offset continued strong growth in submarine optics. There was a slight decline in revenues in our IP division as growth in IP/MPLS service routers was offset by the continued secular decline in spending for legacy ATM equipment. Revenues in the Applications segment were essentially flat, as strong spending for carrier applications was offset by weak spending for enterprise applications (In 2009, enterprise applications were part of the Enterprise segment, which also included Industrial Components. For ease of comparison with the discussion of the results of operations for the first half of 2010, the perimeter of the Applications segment resulting from the new organization effective January 1, 2010 was used for purposes of the previous sentence. In the reorganization, Industrial Components became part of “Other” activities of our Group). Revenues in our Services segment continued to grow in the first half of 2009, led by very strong gains in Managed and Outsourcing Solutions.

20     Alcatel-Lucent First Half Report 2010

Revenues for the first half of 2009 and the same period in 2008 by geographical market (calculated based upon the location of the customer) are shown in the table below:

	(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Total
1st half 2009	759	1,472	303	1,510	2,161	592	706	7,503
1st half 2008	642	1,685	427	1,457	2,403	672	679	7,965
% Change 1st half 2009 vs. 1st half 2008	18%	- 13%	- 29%	4%	- 10%	- 12%	4%	- 6%

In the first half of 2009, 70.5 % of our revenue was generated in the Europe and Americas regions, where the challenging economic environment pressured levels of activity across the board and revenue declined 9.3 % from the first half of 2008. The Asia Pacific and Rest of World regions accounted for a combined 29.5 % of revenue in the first half of 2009, and each region had an increase in first-half revenue of 4 % over the year-ago period. More specifically, the United States accounted for 28.8 % of revenues, down from 30.2 % in the same period in 2008 as revenues fell 10%. Weakness was widespread in that market with just a few areas, including applications and W-CDMA, able to post increased revenues in the face of economic headwinds. Europe accounted for 33.8 % of revenues in the first half of 2009 (10.1 % in France, 19.6 % in Other Western Europe and 4.0 % in Rest of Europe), down from 34.6 % in the same period in 2008 (8.1 % in France, 21.2 % in Other Western Europe and 5.4 % in Rest of Europe). Within Europe, revenue increased 18 % year-over-year in France due in part to gains in W-CDMA, but fell 13 % in Other Western Europe and dropped 29 % in Rest of Europe. Weakness in Europe was especially pronounced in our enterprise business, offsetting a few pockets of strength, like our IP/MPLS service routers. Revenues in the Asia Pacific market in the first half of 2009 increased 4 % from the same period in 2008, and increased their share of total revenue from 18.3 % in 2008 to 20.1 % in 2009. Within Asia Pacific, our GSM business was particularly weak and our CDMA and W-CDMA businesses particularly strong, reflecting the transition from 2G to 3G wireless in China. Revenues in Other Americas in the first half of 2009 fell 12 % from the same period in 2008 and their share of total revenue slipped from 8.4 % to 7.9%. Rest of World increased its share of total revenue to 9.4 % in the first half of 2009, up from 8.5 % in the same period in 2008, and had a 4 % increase in revenue.

Gross profit. In the first half of 2009, gross profit decreased to 32.3 % of revenue, or € 2,426 million, compared to 35.5 % of revenue or

€ 2,829 million in the first half of 2008. The decrease in gross profit was mainly driven by lower volumes, unfavourable shifts in product and geographic sales mix, as well as the recovery of the U.S. dollar. Gross profit in the first half of 2009 included (i) the negative impact of a net charge of € 61 million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € 17 million of reserves on customer receivables. Gross profit in the first half of 2008 included (i) the positive impact of a € 36 million gain from currency hedging; (ii) the positive impact of a € 20 million gain from the sale of real estate; (iii) the negative impact of a net charge of € 149 million for write-downs of inventory and work in progress; and (iv) the negative impact of a net charge of € 19 million of reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on their maturity, the required intensity of R&D and our competitive position. Likewise, profitability per geographic area can vary based on the local competitive environment, our market share and the procurement policy of operators. During the first half of 2009, revenue contraction was generally more pronounced in products and in geographic areas where our profitability has historically been above average. Similarly, the products or areas where we enjoyed revenue growth during the first half of 2009 tended to generate below average margins. The shift in the product and geographic mix witnessed in the first half of 2009 therefore negatively impacted our gross profit.

Alcatel-Lucent First Half Report 2010    21

We estimate that the increase in the value of the U.S. dollar versus the euro which took place in the first half of 2009 compared to the first half of 2008 had a negative impact on our gross profit as a percentage of revenue. This is due to the fact, we believe, that the weight of the U.S. dollar and of currencies linked to the U.S. dollar is higher as a percentage of the cost of goods sold than it is as a percentage of revenue.

Administrative and selling expenses. For the first half of 2009, administrative and selling expenses were € 1,537 million or 20.5 % of revenues compared to € 1,546 million or 19.4 % of revenues in the same period in 2008. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of € 61 million in the first half of 2009 and € 58 million in the first half of 2008. They primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships. The 0.6 % decline in administrative and selling expenses reflects the net impact of conflicting trends - the progress we have made executing on our programs to reduce operating expenses by de-layering our organization and eliminating sales duplication between product groups and regions, which has been largely offset by the unfavourable currency impact of the recovery of the U.S. dollar on our U.S. dollar denominated expenses.

Research and development costs. Research and development costs were € 1,345 million or 17.9 % of revenues in the first half of 2009, after the capitalization of € 1 million of development expense, a decline of 4.6 % from € 1,410 million or 17.7 % of revenues after the capitalization of € 57 million of development expense in the same period in 2008. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €  79 million in the first half of 2009 and € 195 million in the first half of 2008. The decrease in purchase accounting entries reflects a decline in the amortization of purchased intangible assets of Lucent, including acquired technologies and in-process R&D, mainly due to the impairment losses accounted for on these intangible assets in 2008. Additionally, research and development costs in the first half of 2008 included a one-time gain of € 31 million on the sale of intellectual property which was booked against our research and development expense. The 4.6 % decline in research and development costs reflects the progress we have made enhancing R&D efficiency by focusing on four key segments - IP, optics, broadband and applications - while we accelerate the shift of our investment toward next-generation platforms, and the reduced impact from purchase accounting for the Lucent business combination. Those two factors have more than offset the unfavorable impacts of the sharp reduction in R&D capitalization, the inclusion of the one-time gain in 2008 and the unfavourable currency impact of the recovery of the U.S. dollar on our dollar denominated expenses.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (456) million in the first half of 2009 compared to a loss of € (127) million in the same period of 2008. The larger loss in the first half of 2009 reflects the unfavorable impact of the global recession on volumes and pricing, and lower gross margins, all of which more than offset the favorable impacts of our product cost and fixed cost reduction programs and a decline in the purchase accounting entries booked in the first half of 2009. The purchase accounting entries had a negative, non-cash impact of €  140 million in the first half of 2009 as compared to € 256 million in the first half of 2008.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments for the first six months of 2009 by €  121 million, of which € 231 million were additional provisions and € 110 million were reversals. Additional product sales reserves (excluding construction contracts) created during the first half of 2009 were € 182 million, while reversals of product sales reserves were € 54 million during the same period. Of the € 54 million in reversals, € 32 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with

22     Alcatel-Lucent First Half Report 2010

more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, € 10 million of the €  54 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€ 12 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by € 107 million in the first half of 2008, of which additional provisions were € 216 million and reversals were € 109 million. Additional product sales reserves created during the first half of 2008 were € 171 million while reversals of product sales reserves were € 79 million.

Restructuring costs. Restructuring costs were € 201 million for the first half of 2009, representing (i) € 113 million of new restructuring plans and adjustments to previous plans; (ii) a valuation allowance and a write off of assets of € 43 million in the aggregate; and (iii) € 45 million of other monetary costs. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were € 387 million in the first half of 2008, representing (i) € 367 million of new restructuring plans or adjustments to previous plans; (ii) an asset impairment loss of € 15 million; and (iii) € 5 million of other monetary costs. Our restructuring reserves of € 457 million at June 30, 2009 covered jobs identified for elimination and notified in the first six months of 2009, as well as jobs eliminated in previous years for which total or partial settlement is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Impairment of assets. In the first half of 2009, we had no asset impairment charges booked in this specific line item. In the first half of 2008 we took an impairment of assets charge of € 810 million related to our CDMA business, all of which was related to goodwill. The impairment was due to the fact that in the second quarter of 2008, revenues from our CDMA business declined at a higher pace than we had estimated. This was due to a large extent to the unexpected, strong reduction in the capital expenditure of a key customer in North America.

Post-retirement benefit plan amendment. In the first half of 2009 we booked an additional € 1 million reserve related to litigation, as disclosed in Note 23-e (“Contingencies - Lucent’s employment and benefits related cases”) to our unaudited condensed interim consolidated financial statements, that concerns a previous Lucent healthcare plan amendment. In the first half of 2008 we booked an € 18 million reserve related to ongoing litigation that concerns the same Lucent healthcare plan amendment (see Note 23-e for more detail).

Income (loss) from operating activities. Income (loss) from operating activities was a loss of € (658) million in the first half of 2009, compared to a loss of € (1,343) million in the same period of 2008. The smaller loss from operating activities in the first half of 2009 is mostly due to the combined impact of the absence of any impairment charge as compared with the € 810 million charge taken in 2008, and lower restructuring charges in the first half of 2009 compared with the same period in 2008.

Finance costs. Finance costs in the first half of 2009 were € 120 million, an increase from € 98 million in the comparable year-ago period. The increase is due to a drop in interest earned, from € 93 million in 2008 to € 38 million in 2009, that was larger than the decline in interest paid, from € 191 million in 2008 to € 158 million in 2009. The 2009 declines in both interest earned and interest paid are largely due to lower levels of cash, cash equivalents and marketable securities and financial debt. The decrease of interest rates between the first half of 2008 and the corresponding period of 2009 explains also the decrease of interest earned between these two periods.

Other financial income (loss). Other financial income was € 142 million in the first half of 2009, compared to € 193 million in the same period in 2008. In the first half of 2009, other financial income consisted primarily of (i) a capital gain of € 255 million related to the disposal of Thales shares, (ii) a gain of € 50 million related to the partial repurchase of Lucent’s 7.75 % bond due March 2017, and (iii) a loss of € 175 million related to a change in the estimated future cash flows related to Lucent’s 2.875 % Series A convertible debenture. In the first half of 2008, other financial income consisted primarily of income of € 204 million (as compared to € 14 million in the first half of 2009), which represented the difference between the expected financial return on the assets (mainly for our U.S. plans) and the interest cost on the obligations of the pension and post-retirement benefit plans. The decrease of the

Alcatel-Lucent First Half Report 2010    23

pension credit is mainly due to the decrease in the expected rate of return and the fair value of the plan assets as explained in Note 2-g of our unaudited condensed interim consolidated financial statements.

Share in net income (losses) of equity affiliates. Share in net losses of equity affiliates was € (6) million during the first half of 2009, compared with income of € 56 million during the same period in 2008. The decline is largely due to the reclassification of our Thales shares from net assets in equity affiliates to assets held for sale as of the announcement on December 19, 2008 of a definitive agreement to sell our stake in Thales to Dassault Aviation.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of € (642) million in the first half of 2009 compared to a loss of € (1,192) million in the same period of 2008.

Income tax (expense) benefit. We had an income tax benefit of € 93 million for the six months ended June 30, 2009, compared to an income tax expense of € (69) million for the six months ended June 30, 2008. The income tax benefit for the first half of 2009 resulted from a current income tax charge of € (11) million offset by a net deferred income tax benefit of € 104 million. The € 104 million net deferred tax benefit includes deferred income tax benefits of € 62 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a € 68 million reversal of deferred tax liabilities related to the Lucent 2.875 % Series A convertible debentures. The € (69) million income tax expense for the first six months of 2008 resulted from a current income tax charge of € (53) million and a net deferred income tax charge of € (16) million.

Income (loss) from continuing operations. We had a loss from continuing operations of € (549) million in the first half of 2009 compared to a loss of € (1,261) million in the same period of 2008.

Income (loss) from discontinued operations. There was income from discontinued operations of € 129 million (after external advisors’ fees) in the first half of 2009 due to an adjustment of the purchase price for the Space activities that were sold to Thales in 2007. There was no income (loss) from discontinued operations in the first half of 2008.

Non-controlling Interests. A € (32) million loss was attributable to non-controlling interests in the first half of 2009, compared with income of € 22 million in the first half of 2008. The change from 2008 is due largely to deteriorated operations in China from Alcatel-Lucent Shanghai Bell.

Net income (loss) attributable to equity owners of the parent. A net loss of € (388) million was attributable to equity owners of the parent during the first half of 2009, compared with a loss of € (1,283) million in the first half of 2008.

1.7 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2010 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2009

The following discussion takes into account our results of operations for the six-month periods ended June 30, 2010 and June 30, 2009, with results presented according to the new organization structure that became effective January 1, 2010. The new organization includes three business segments: Networks, Applications, and Services, while the old organization structure that was in place in 2009 consisted of four business segments - Carrier, Enterprise, Services, and Applications Software. Results of operations for the six months ended June 30, 2009 were originally presented according to the old organization structure but are presented here according to the new organization structure in order to facilitate comparison with the current period.

24     Alcatel-Lucent First Half Report 2010

The table below sets forth certain financial information on a segment basis for the six-month periods ended June 30, 2010 and June 30, 2009. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision making function, assess performance and allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss), as shown in the table below, reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and the unaudited condensed interim consolidated financial statements.

	(In millions of euros)
Six months ended June 30, 2010	Networks	Applications	Services	Other	Total Group
Revenues (including intersegment revenues)	4,232	905	1,655	268	7,060
Segment operating income (loss)	(73)	(44)	(21)	(29)	(167)
PPA adjustments (excluding restructuring costs and impairment of assets)					(141)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(308)
Capital expenditures	186	54	26	12	278

Six months ended June 30, 2009	Networks	Applications	Services	Other	Total Group
Revenues (including intersegment revenues)	4,603	906	1,670	324	7,503
Segment operating income (loss)	(290)	(85)	24	35	(316)
PPA adjustments (excluding restructuring costs and impairment of assets)					(140)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(456)
Capital expenditures	245	50	29	16	340

PPA adjustments (excluding restructuring costs and impairment of assets). PPA adjustments (excluding restructuring costs and impairment of assets) remained almost stable in the first half of 2010, € (141) million compared with € (140) million in the first half of 2009, reflecting the fact that the amortization of purchased intangible assets of Lucent, including long-term customer relationships, acquired technologies and in-process R&D was little changed in the first half of 2010 compared with the first half of 2009.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. In the first half of 2010, a segment operating loss of

€ (167) million for the Group, adjusted for € (141) million in PPA yields a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €  (308) million, as shown in the unaudited condensed interim consolidated financial statements. In the first half of 2009, a segment operating loss of € (316) million for the Group, adjusted for € (140) million in PPA yields a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €  (456) million, as shown in the unaudited condensed interim consolidated financial statements.

Alcatel-Lucent First Half Report 2010    25

Networks Segment

Revenues in our Networks segment were € 4,232 million in the first half of 2010, a decline of 8.1 % from € 4,603 million in the first half of 2009, using current exchange rates. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The increase in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2010 vs. the first half of 2009 has tempered the decline in our reported revenues. If there had been constant exchange rates in the first half of 2010 as compared to the first half of 2009, our networks segment revenues would have declined by approximately 10 % instead of the 8.1 % decrease actually reported.

Revenues in our IP division were € 590 million in the first half of 2010, an increase of 2.8 % from the first half of 2009, as double digit growth in IP/MPLS service routers, which accelerated strongly as the first half of the year progressed, was largely offset by a material decline in ATM switching revenue. The growth in service router revenues reflects strong momentum in North America and Europe, Middle East and Africa (EMEA) and good traction in the IP/MPLS mobile backhaul segment. The decline in ATM revenues reflects the continuing market-wide contraction in spending for that legacy technology. We continue to gain market share in the edge IP routing space, and in the first quarter of this year, we took over the No. 1 position in IP Edge routing in the EMEA region, and reinforced our No. 2 global position at 20%, according to Infonetics.

Revenues in our Optics division were € 1,189 million, a decrease of 14.2 % from the first half of 2009, with declines in both the terrestrial and submarine segments of our Optics business. Our refreshed, next-generation terrestrial optics portfolio includes new packet optical and microwave packet radio technology, as well as a new WDM platform. The success of our new WDM platform, combined with a recovery in the WDM market that has been driven by the need for additional capacity, resulted in strong growth in our WDM business in the first half of 2010, particularly in North America. After sustained strong growth in 2009, our submarine optics business declined at a double digit rate in the first half of 2010 as some large projects were completed or neared completion, while some new contracts have not yet started generating revenue and decisions on some other expected projects have been delayed.

There were contrasting demand trends at play in our Wireless networks division, where revenues of € 1,840 million in the first half of 2010 were down 2.5 % from the year-ago period. The single most important factor in this market today is the explosive growth in mobile broadband data traffic that is being driven by the growing penetration of smartphones, and the increased spending for new equipment by mobile operators to accommodate that growth. Thus far, that phenomenon is most apparent in North America, where smartphone penetration is higher than it is in other regions. Furthermore, it is largely limited to 3G (third generation) networks because they offer the broadband data capabilities demanded by smartphone users. Our own first-half wireless results clearly reflect those market trends. Our 3G WCDMA wireless revenues increased very strongly driven primarily by the North American market. Similarly, the 3G CDMA (EV-DO) piece of our CDMA business also increased, paced by strength in North America, although our overall CDMA business declined in the first half of 2010. At the same time, our 2G (second generation) wireless businesses - GSM and 2G CDMA - reflected market-wide declines in spending for those legacy technologies. Finally, the momentum behind 4G (fourth generation) LTE continued to build, driven by the surging growth in mobile broadband data volumes, and we remain a global leader in the LTE market, with more than 50 LTE trials and 4 commercial contracts, including our selection by Verizon last year and our selection in the first half of 2010 by AT&T.

Activity in our Wireline networks division was materially impacted by legacy-focused cutbacks in service provider spending for new equipment, particularly in ADSL access and core switching. We are also deploying new wireline technologies, including VDSL2 and pair bonding, with carriers like AT&T to extend the reach of their existing copper access infrastructure. In next generation fiber-based access, sales growth picked up significantly in the second quarter of 2010, and we were selected as a strategic supplier for the rollout of Australia’s National Broadband Network. Overall, however, the decline in legacy spending predominated and wireline revenues fell 18.7%, to € 664 million in the first half of 2010.

The Networks segment registered an operating loss of € (73) million in the first half of 2010, considerably smaller than the segment operating loss of € (290) million recorded in the year-ago period. Moreover, profitability continued to improve in the second quarter, when operating income of € 55 million was recorded. The

26     Alcatel-Lucent First Half Report 2010

significant improvement in segment operating margin over the year ago period reflects the impact of ongoing initiatives to reduce costs and expenses, particularly fixed operations, procurement and product design costs, as well as favorable shifts in product and geographic sales mix, which combined to offset the negative impact of lower overall volumes. The contribution to improved profitability from the Wireless division was especially strong.

Applications Segment

Revenues in our Applications segment were € 905 million in the first half of 2010 compared to € 906 million in the first half of 2009, a decrease of 0.1 % at current exchange rates. If there had been constant exchange rates in the first half of 2010 as compared to the first half of 2009 our Applications revenues would have decreased by about 1 % instead of the 0.1 % reported decrease.

In the first half of 2010, revenues in our Network applications business declined 2.6 % to € 337 million from €  346 million in the first half of 2009, with a pickup in growth taking place in the second quarter. During the first half however, there was solid growth in revenue from the year-ago period primarily in focus areas such as Applications Enablement and applications professional services. This reflects our decision last year to refocus the portfolio to better align with key corporate growth initiatives such as Applications Enablement. The growth in these areas however is offset by declines in some of our legacy applications, notably messaging and payment.

In the Enterprise applications business revenues in the first half of 2010 were € 576 million, an increase of 0.3 % from € 574 million in the year ago period, as a decline in the first quarter was offset by a return to growth in the second quarter. Data networking revenues increased, but voice telephony reflected continuing weakness in corporate investment in Europe. Genesys, our contact center software business, picked up considerably in the second quarter after a weak first quarter and showed a small overall increase for the first half compared with the year-ago period.

The Applications segment operating loss was € (44) million in the first half of 2010, compared with a segment operating loss of € (85) million in the year-ago period. The smaller loss in 2010 reflected the impact of cost reduction actions, particularly in the Enterprise applications business.

Services Segment

Revenues in our Services business segment were € 1,655 million in the first half of 2010, a decrease of 0.9 % from revenues of € 1,670 million in the first half of 2009, using current exchange rates. If there had been constant exchange rates in the first half of 2010 as compared to the first half of 2009 our Services segment revenues would have declined by about 5 % instead of the 0.9 % decrease actually reported.

Managed and Outsourcing Solutions grew at a single digit rate in the first half of 2010, but revenue growth slowed noticeably in the second quarter as uncertainty about the global economy resulted in delays in roll-out activity at some existing customers. Market opportunities remain healthy in this segment, and we are investing in our delivery center in India to better leverage those opportunities while enhancing our global services delivery model.

Revenues in the Networks and System Integration (NS&I) division were flat, but strengthened in the second quarter on a strong performance in North America. Strong order intake was marked by gains in North America and carried the NS&I order backlog to a historically very high level. Within NS&I, first half activity was led by gains in the network design, integration and optimization business.

In the Network Build and Integration unit, which is focused on civil works usually attached to the sale of our equipment, growth in the Americas helped to stabilize revenues after a very weak first quarter, but revenues decreased overall in the first half.

Despite continued strong growth in Multi-vendor maintenance, the overall maintenance business continued to be pressured by lower revenues from the maintenance of our products as service providers strive to cut the maintenance piece of their operating expense.

The Services segment operating loss was € (21) million in the first half of 2010 compared with income of € 24 million in the year-ago period, although there was significant improvement from the first quarter to the second quarter as the business reconfigures its supply chain and enhances the efficiency of its global service delivery model.

Alcatel-Lucent First Half Report 2010    27

1.8 LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Cash and cash equivalents decreased by € 524 million in the first half 2010 to € 3,053 million at June 30, 2010. This decrease was mainly due to cash used by operating activities of € 586 million and to cash used by financing activities of € 356 million, the latter resulting primarily from the reimbursement, repurchase or redemption of financial debt, which was partially offset by the positive impact of the net effect of exchange rate changes of € 429 million, reflecting mainly the change of the euro/U.S. dollar exchange rate on cash and cash equivalent denominated in U.S. dollars

Net cash provided (used) by operating activities. Net cash used by operating activities before changes in working capital, interest and taxes was € 291 million for the first half 2010 compared to € 425 million of net cash used for the first half 2009.

The decrease in net cash used by operating activities before changes in working capital, interest and taxes between the first half 2009 and the first half 2010 is mainly due to a net positive adjustment of € 204 million in the first half 2010 in respect of financial interest, income taxes, gains on disposal of assets and results of discontinued operations (which included mainly the cancellation of net tax income expense and finance costs) compared to a net negative adjustment of € 372 million for the first half 2009 (which included € 129 million for discontinued operations corresponding to the purchase price adjustment to be received in the first half 2009 with respect to the disposal in 2007 of our space businesses to Thales, € 270 million of gains on disposal of assets including € 255 million for the disposal of the shares of Thales that we owned, and the cancellation of net tax income, partially offset by the cancellation of finance costs). On the other hand, the non-cash impacts on the financial result in connection with the repurchases of bonds and changes of estimates related to the Lucent 2.875 % Series A convertible debentures represented a positive adjustment of € 125 million in the first half 2009 compared to a negative adjustment of € 24 million in the first half 2010.

Net cash used by operating activities was € 586 million for the first half 2010 compared to net cash used of € 891 million for the first half 2009. These amounts take into account the net cash used by operating working capital, vendor financing and other current assets and liabilities that amounted to € 74 million for the first half 2010 and to € 310 million for the first half 2009. This change is explained by net cash provided of € 521 million for the first half 2010 in respect of (i) trade receivables and other receivables, (ii) advances and progress payments, (iii) trade payables and other payables and (iv) other non-operating assets and liabilities compared to net cash used of € 288 million for these same elements for the first half 2009, partially offset by an increase in net cash used by inventories and work in progress and customers’ deposit and advances of € 595 million in the first half 2010 compared to € 22 million in the first half 2009.

Net cash provided (used) by investing activities. Net cash used by investing activities was € 11 million in the first half 2010 compared to net cash provided of € 1,177 million in the first half 2009. The difference is mainly due to the net cash of € 1,566 million provided from the disposal of our investment in Thales, which was partially offset by the € 104 million in cash expenditures for the acquisition of marketable securities in the first half 2009 compared to cash proceeds of € 248 million from the disposal of marketable securities for the first half 2010 and the decrease of purchases of tangible and intangible fixed assets between the first half of 2009 (€ 340 million) and the first half of 2010 (€ 278 million).

Net cash provided (used) by financing activities. Net cash used by financing activities amounted to € 356 million for the first half 2010 compared to net cash used of € 876 million for the first half 2009. This decrease was mainly due to the fact that the repurchase and repayment before maturity date due to the partial exercise of an optional redemption right on the Lucent 2.875 % Series A convertible bonds used US$ 75 million and US$ 360 million respectively in the first half 2010, whereas the redemption of the 4.375 % bonds maturing February 2009 used an amount of € 777 million and the partial repurchase of the Lucent 7.75 % convertible bonds used € 21 million in the first half of 2009.

Disposed of or discontinued operations. Disposed of or discontinued operations provided no cash for the first half of 2010, compared to net cash of € 118 million provided for the first half 2009 (actual cash received due to the positive purchase price adjustment for the space businesses we sold to Thales in 2007).

28     Alcatel-Lucent First Half Report 2010

Capital Resources

Resources and cash flow outlook. Our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities, including our revolving credit facility of € 1.4 billion maturing in April 2012 (of which € 837 million has been extended until April 5, 2013), and on which we have not yet drawn (see “Syndicated facility” in Note 19-d of the unaudited condensed interim consolidated financial statements). Our ability to draw upon these resources at any time is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, lenders’ and investors’ perception of our credit quality, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally. Given current conditions, we cannot rely on our ability to access to the debt and equity markets at any given time.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating € 4,841 million as of June 30, 2010, are sufficient to fund our cash requirements for the next 12 months. Approximately € 1,062 million of our cash, cash equivalents and marketable securities are held in countries, primarily China, which are subject to exchange control restrictions. These restrictions may limit the use of such funds by our subsidiaries outside of the local jurisdiction. Repatriation efforts are underway to reduce that amount. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

In July 2009, we announced new restructuring plans in various European countries that are fully reserved as of June 30, 2010. The estimated cash outlays in respect of restructuring plans should be lower in 2010 than in 2009, that is, approximately € 500 million (of which of € 213 million in the first half of 2010) compared to € 561 million in 2009 (of which € 282 million in the first half 2009).

We expect capital expenditures in 2010 to be similar to those in 2009, which amounted to € 691 million including capitalization of development expenditures. We spent € 278 million in the first half of 2010; consequently, we expect capital expenditures to be higher for the second half of the year.

We repaid a total of € 327 million in respect of the Lucent 2.875 % Series A convertible bond through repurchases that occurred in the first quarter of 2010 (US$ 75 million) and repayment before maturity date due to the partial exercise of an optional redemption right on June 2010 (US$ 360 million). Our Oceane 4.75 % will mature on January 2011, representing a nominal amount to be repaid of € 818 million.

Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations. If, however, the business environment were to materially worsen, the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we are unable to generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain extra funds through additional operating improvements or through external sources, such as capital market proceeds, assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above.

Credit ratings. At August 6, 2010, the credit ratings of Alcatel-Lucent were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Negative	February 18, 2009	April 3, 2008
Standard & Poor’s	B	B	Negative	November 9, 2009	November 9, 2009

Alcatel-Lucent First Half Report 2010    29

At August 6, 2010, the credit ratings of Alcatel-Lucent USA Inc. (ex Lucent) were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn (1)	n.a	n.a	December 11, 2006	n.a
Standard & Poor’s	B	n.a.	Negative	November 9, 2009	November 9, 2009

(1)	Except for preferred notes and bonds that continue to be rated (last update February 18, 2009).

Moody’s: On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the Group’s short-term debt was confirmed. The negative outlook was maintained.

On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk.”

Standard & Poor’s: On November 9, 2009, Standard & Poor’s lowered to B from B+ its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The B short–term credit rating of Alcatel-Lucent was affirmed. The rating on the trust preferred securities of Lucent Technologies Capital Trust I was lowered from CCC+ to CCC. The negative outlook was maintained.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions likely will impair the obligator’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

We can provide no assurances that our credit ratings will not be lowered in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and in reduced access to capital markets.

Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

Total Financial Debt. At June 30, 2010, our total financial debt, gross was € 4,811 million compared to € 4,755 million at December 31, 2009.

Short-term Debt. At June 30, 2010, we had €  1,040 million of short-term financial debt outstanding, which included € 816 million related to the Oceane 4.75 % due January 2011, with the remainder representing bank loans and lines of credit and other financial debt and accrued interest payable.

Long-term Debt. At June 30, 2010 we had € 3,771 million of long-term financial debt outstanding.

30     Alcatel-Lucent First Half Report 2010

Rating Clauses Affecting our Debt. Alcatel-Lucent’s and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

Syndicated Facility. On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). This facility replaced the undrawn € 1 billion syndicated facility, which was to mature in June 2009. On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of € 1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly when we release our consolidated financial statements. Since the € 1.4 billion facility was established, we have complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of these financial statements.

1.9 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Contractual obligations. We have certain contractual obligations that extend beyond 2010. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2010 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our unaudited condensed interim consolidated balance sheet included in this document.

	(In millions of euros)
Contractual payment obligations	Payment deadline
	Less than one year	2011-2012	2013-2014	2015 and after	Total
Financial debt (excluding finance leases)	996	18	964	2,780	4,758
Finance lease obligations (1)	44	9	-	-	53
Equity component of convertible bonds	12	292	223	97	624
Sub-total - included in statement of financial position	1,052	319	1,187	2,877	5,435
Finance costs on financial debt (2)	146	481	432	1,356	2,415
Operating leases	244	263	317	313	1,137
Commitments to purchase fixed assets	50	-	-	-	50
Unconditional purchase obligations (3)	471	523	435	720	2,149
Sub total - commitments not included in statement of financial position	911	1,267	1,184	2,389	5,751
TOTAL CONTRACTUAL OBLIGATIONS (4)	1,963	1,586	2,371	5,266	11,186

(1)	Of which € 49 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.
(2)	To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 17 of our unaudited condensed interim consolidated financial statements. If all outstanding debentures at June 30, 2010 were not redeemed at their respective put dates, an additional finance cost of approximately € 265 million (of which € 11 million would be incurred in 2013 and the remaining part in 2014 and later) would be incurred until redemption at their respective contractual maturities.
(3)	Of which € 1,789 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.
(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 20 of our unaudited condensed interim consolidated financial statements).

Alcatel-Lucent First Half Report 2010    31

Off-balance Sheet Commitments and Contingencies. On June 30, 2010, our off-balance sheet commitments and contingencies amounted to € 1,979 million, consisting primarily of € 997 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or in inventory reserves. Not included in the € 1,979 million is approximately € 380 million in customer financing provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

	(In millions of euros)
Off-balance sheet contingent commitments	June 30, 2010	June 30, 2009
Guarantees given on contracts made by entities within the Group and by non-consolidated entities	997	1,069
Discounted notes receivables with recourse	2	1
Other contingent commitments	605	645
Sub-total - Contingent commitments	1,604	1,715
Secured borrowings (1)	21	21
Cash pooling guarantee (2)	354	531
Total - Off-balance sheet commitments, guarantee in cash pooling & secured borrowings	1,979	2,267

(1)	Excluding the subordinated guarantees described below on certain bonds.
(2)	The cash pooling guarantee is granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by us. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for our benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our unaudited condensed interim consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries” as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 2 million as of June 30, 2010 and also as of June 30, 2009.

32     Alcatel-Lucent First Half Report 2010

In connection with our consent solicitation to amend the indenture pursuant to which Lucent’s 2.875 % Series A convertible debentures due 2023 and 2.875 % Series B convertible debentures due 2025 were issued, on December 29, 2006 we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations. These subordinated guarantees are not included in the preceding table.

Outsourcing Transactions. During 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”). Alcatel-Lucent is also finalizing further outsourcing transactions with other service providers concerning payroll and certain R&D and business process activities. The IT outsourcing transaction, which has an effective date of December 1, 2009, was signed with HP on October 20, 2009, at the same time as a ten-year sales cooperation agreement with HP was signed.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase, HP will invest its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost € 200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. € 17 million of these restructuring costs were incurred during the six months period ended June 30, 2010.

As part of the transfer of resources, Alcatel-Lucent has sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the Contractual Payment Obligations table above, representing a total amount of € 49 million in finance lease obligation as of June 30, 2010.

Also as part of the overall arrangement with HP, Alcatel-Lucent has committed to purchase € 202 million of additional HP goods and services to be used in the context of customer networks over a four-year period until October 31, 2013. The finance lease obligations and the unconditional purchase commitments related to this agreement are included in the contractual payment obligations table, presented above under the headings “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were also included in the HP agreement:

•

A minimum value commitment regarding the amount of IT Managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of € 1,408 million (which amount includes € 120 million of the €  200 million restructuring costs mentioned above) and

•

commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including the establishment of dedicated teams, representing a minimum investment of € 298 million over ten years.

These two commitments for the remaining part as of June 30, 2010 are included in the Contractual Payment Obligations table presented above, under the heading “Unconditional purchase obligations”.

Customer Financing. Based on standard industry practice, we extend financing to certain of our customers by granting extended payment terms, making direct loans, or providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts, which can involve our customers paying significant amounts over long periods of time.

As of June 30, 2010, net of reserves of € 27 million, we had an exposure of € 295 million under drawn customer financing arrangements, representing approximately € 288 million of deferred payments and loans, and € 7 million of guarantees. In addition, as of this date, we had further commitments to provide customer financing for approximately € 58 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

Outstanding customer financing and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges faced by the customer, changes in the

Alcatel-Lucent First Half Report 2010    33

competitive landscape, and the customer’s management experience and depth. When we detect potential problems, we take mitigating actions, which may include the cancellation of undrawn commitments. Although by taking such actions we may be able to limit the total amount of our exposure, we still may suffer losses to the extent of the drawn and guaranteed amounts.

Lucent Guaranty of Alcatel-Lucent Public Bonds. On March 27, 2007, Lucent issued full and unconditional guaranties of our 6.375 % notes due 2014 (the principal amount of which was € 462 million on June 30, 2009) and our 4.750 % Convertible and/or Exchangeable Bonds due 2011 (the principal amount of which was € 1,022 million on June 30, 2009). Each guaranty is unsecured and is subordinated to the prior payment in full of Lucent’s senior debt and is pari passu with Lucent’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Trade and Project Finance group and by a central Risk Assessment Committee, each independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, if economic conditions and the telecommunications industry in particular were to deteriorate, leading to the financial failure of our customers, we may realize losses on credit we extended and loans we made to our customers, on guarantees provided for our customers and losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer’s ongoing business. In such a context, should customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital Expenditures. We expect a stable amount of capital expenditures in 2010 compared to the € 691 million, including capitalization of development expenditures, that was spent in 2009 (of which € 340 million during the first half 2009 and € 351 million during the second half 2009). We expect therefore to make capital expenditures in the second half of 2010 of a higher amount than what we spent in the first half of the year (€ 278 million for the first half 2010). We believe that our current cash, cash equivalents and marketable securities and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program, as planned. To the extent that business environment materially deteriorates or our customers reduce their spending plans, we will revaluate our capital expenditure priorities appropriately. We may be also required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on that funding arrangement to meet our cash needs.

34     Alcatel-Lucent First Half Report 2010

1.10 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments

Although, at June 30, 2010, our exposure to financial market risks was not materially different from our exposure at the end of last year, as described in our 2009 Form 20-F, outstanding amounts may vary significantly according to underlying exposures and fair value of derivative instruments changes depending on market conditions.

No significant change occurred in the first half 2010.

As a result of our hedging transactions, the fixed rate debt part of our gross financial debt represents approximately 90 % of our total gross debt as of June 30, 2010 and December 31, 2009.

As noted in our 2009 - Form 20-F, we are exposed to credit risk on marketable securities, cash and cash equivalents and derivative instruments in the event of counterparty default. We closely monitor this credit risk daily remaining within strict limits based on the counterparties’ credit ratings. As of today, we have not suffered any significant loss due to a counterparty default.

1.11 RESEARCH AND DEVELOPMENT

Cost. During the first half 2010, our research and development costs amounted to € 1,296 million, including the impact of the capitalization of development costs, the capital gain (loss) on disposal of fixed assets and the impact of the purchase price allocation entries for the business combination with Lucent, as disclosed in Note 5b of the unaudited condensed interim consolidated financial statements included elsewhere in this document, which represented 18.4 % of revenues of the period, compared to costs of € 1,345 million in the first half of 2009, which represented 17.9 % of the revenues for that period. Excluding the impact of the capitalization of development costs and capital gain (loss) on disposal of fixed assets and the impact of the purchase price allocation entries of the business combination with Lucent, research and development costs amounted to € 1,215 million for the first half 2010 compared with € 1,267 million for the first half 2009.

Alcatel-Lucent First Half Report 2010    35

2. ALCATEL-LUCENT UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2010

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

		(In millions except per share information)
		Six months ended June 30,
	Note	2010 (a)	2010	2009
Revenues	5 & 6	$8,677	€7,060	€7,503
Cost of sales (1)		(5,685)	(4,625)	(5,077)
Gross profit		2,992	2,435	2,426
Administrative and selling expenses (1)		(1,778)	(1,447)	(1,537)
Research and development expenses before capitalization of development expenses		(1,573)	(1,280)	(1,346)
Impact of capitalization of development expenses		(20)	(16)	1
Research and development costs (1)		(1,593)	(1,296)	(1,345)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	5	(379)	(308)	(456)
Restructuring costs	18	(300)	(244)	(201)
Litigations (2)		(19)	(16)	-
Gain/(loss) on disposal of consolidated entities (3)		(4)	(3)	-
Post-retirement benefit plan amendments	18, 20, 23e	-	-	(1)
Income (loss) from operating activities		(702)	(571)	(658)
Interest related to gross financial debt		(219)	(178)	(158)
Interest related to cash and cash equivalents		37	30	38
Finance costs	9	(182)	(148)	(120)
Other financial income (loss)	9	105	85	142
Share in net income (losses) of equity affiliates		10	8	(6)
Income (loss) before income tax and discontinued operations		(769)	(626)	(642)
Income tax (expense) benefit	11	(63)	(51)	93
Income (loss) from continuing operations		(832)	(677)	(549)
Income (loss) from discontinued operations	10	(16)	(13)	129
NET INCOME (LOSS)		(848)	(690)	(420)
Attributable to:
- Equity owners of the parent		(859)	(699)	(388)
- Non-controlling interests		11	9	(32)
Net income (loss) attributable to the equity owners of the parent per share (in euros / U.S.dollars)
- Basic earnings per share	12	(0.38)	(0.31)	(0.17)
- Diluted earnings per share	12	(0.38)	(0.31)	(0.17)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros / U.S.dollars)
- Basic earnings per share		(0.37)	(0.30)	(0.23)
- Diluted earnings per share		(0.37)	(0.30)	(0.23)
Net income (loss) of discontinued operations per share (in euros / U.S.dollars)
- Basic earnings per share		(0.01)	(0.01)	0.06
- Diluted earnings per share		(0.01)	(0.01)	0.06

36     Alcatel-Lucent First Half Report 2010

(a)	Translation of amounts from euros (“€”) into U.S. dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2291 on June 30, 2010.
(1)	Classification of share-based payments between cost of sales, administrative and selling expenses and research & development costs is provided in Note 8.
(2)	Related to material litigations (see Note 1p of the 2009 consolidated financial statements): the FCPA litigation disclosed in Note 23a (for an amount in 2009 of € 93 million representing the net present value of US$ 137.4 million) and the Fox River litigation (Lucent’s separation agreements for an amount of € 16 million or US$ 22 million).
(3)	2010 and 2009 amounts are related to the disposal of the Fractional Horsepower Motors activity (see Note 3).

Alcatel-Lucent First Half Report 2010    37

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	(In millions)
	Six months ended June 30,
	2010 (a)	2010	2009
Net income (loss) for the period	$(848)	€(690)	€(420)
Financial assets available for sale:	20	16	23
Valuation gains/(losses) taken to equity	20	16	23
Transferred to profit or loss on sale	-	-	-
Cumulative translation adjustments	426	347	87
Cash flow hedging	23	19	(6)
Amount taken to equity	44	36	(8)
Recycling in income (loss)	(21)	(17)	2
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(1,073)	(873)	(358)
Tax on items recognized directly in equity	9	7	(6)
Other adjustments	-	-	(54)
Total other comprehensive income (loss)	(595)	(484)	(314)
Of which transferred to profit and loss	-	-	2
Total comprehensive income (loss) for the period	(1,443)	(1,174)	(734)
Attributable to:
- Equity owners of the parent	(1,578)	(1,284)	(705)
- Non-controlling interests	135	110	(29)

(a)	Translation of amounts from euros (“€”) into U.S. dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2291 on June 30, 2010.

38     Alcatel-Lucent First Half Report 2010

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	(In millions)
ASSETS	Note	June 30, 2010 (a)	June 30, 2010	December 31, 2009
Non-current assets:
Goodwill	13	$5,633	€4,583	€4,168
Intangible assets, net		2,893	2,354	2,214
Goodwill and intangible assets, net		8,526	6,937	6,382
Property, plant and equipment, net		1,609	1,309	1,260
Investment in net assets of equity affiliates		70	57	60
Other non-current financial assets, net	14	567	461	392
Deferred tax assets		1,143	930	836
Prepaid pension costs	20	3,567	2,902	2,400
Other non-current assets	15	376	306	314
Total non-current assets		15,858	12,902	11,644
Current assets:
Inventories and work in progress, net	4 & 16	3,280	2,669	1,902
Trade receivables and other receivables, net	4 & 16	4,261	3,467	3,519
Advances and progress payments	16	91	74	93
Other current assets	15	1,534	1,248	960
Current income taxes		230	187	157
Marketable securities, net	14 & 19	2,198	1,788	1,993
Cash and cash equivalents	19	3,752	3,053	3,577
Current assets before assets held for sale		15,346	12,486	12,201
Assets held for sale and assets included in disposal groups held for sale	10	98	80	51
Total current assets		15,444	12,566	12,252
TOTAL ASSETS		31,302	25,468	23,896

(a)	Translation of amounts from euros (“€”) into U.S. dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2291 on June 30, 2010.

Alcatel-Lucent First Half Report 2010    39

	(In millions)
EQUITY AND LIABILITIES	Note	June 30, 2010 (a)	June 30, 2010	December 31, 2009
Equity:
Capital stock (€ 2 nominal value: 2,318,114,824 ordinary shares issued at June 30, 2010, 2,318,043,149 ordinary shares issued at June 30, 2009 and 2,318,060,818 ordinary shares issued at December 31, 2009)		5,698	4,636	4,636
Additional paid-in capital		20,537	16,709	16,689
Less treasury stock at cost		(1,925)	(1,566)	(1,567)
Accumulated deficit, fair value and other reserves		(19,516)	(15,878)	(14,518)
Cumulative translation adjustments		(896)	(729)	(976)
Net income (loss) - attributable to the equity owners of the parent		(859)	(699)	(524)
Equity attributable to equity owners of the parent		3,039	2,473	3,740
Non-controlling interests		830	675	569
Total equity	17	3,869	3,148	4,309
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	20	8,107	6,596	5,043
Bonds and notes issued, long-term	17, 19	4,560	3,710	4,084
Other long-term debt	19	75	61	95
Deferred tax liabilities		1,514	1,232	1,058
Other non-current liabilities	15	281	229	209
Total non-current liabilities		14,537	11,828	10,489
Current liabilities:
Provisions	4 & 18	2,784	2,265	2,122
Current portion of long-term debt	19	1,278	1,040	576
Customers’ deposits and advances	4 & 16	1,055	858	639
Trade payables and other payables	16	5,398	4,392	3,926
Current income tax liabilities		143	116	72
Other current liabilities	15	2,238	1,821	1,763
Total current liabilities		12,896	10,492	9,098
TOTAL EQUITY AND LIABILITIES		31,302	25,468	23,896

(a)	Translation of amounts from euros (“€”) into U.S. dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2291 on June 30, 2010.

40     Alcatel-Lucent First Half Report 2010

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions)
		Six months ended June 30,
	Note	2010 (a)	2010	2009
Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		$(859)	€(699)	€(388)
Non-controlling interests		11	9	(32)
Adjustments	21	490	399	(5)
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	21	(358)	(291)	(425)
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	16	(709)	(577)	(92)
Trade receivables and other receivables	16	717	583	521
Advances and progress payments	16	29	24	(6)
Trade payables and other payables	16	6	5	(533)
Customers’ deposits and advances	16	(22)	(18)	70
Other current assets and liabilities		(112)	(91)	(270)
Cash provided (used) by operating activities before interest and taxes		(449)	(365)	(735)
Interest received		34	28	39
Interest paid		(222)	(181)	(153)
Taxes (paid)/received		(84)	(68)	(42)
Net cash provided (used) by operating activities		(721)	(586)	(891)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		4	3	12
Capital expenditures		(342)	(278)	(340)
Of which impact of capitalization of development costs		(163)	(132)	(139)
Decrease (increase) in loans and other non-current financial assets		4	3	17
Cash expenditures for acquisition of consolidated and non-consolidated companies		(1)	(1)	8
Cash proceeds from sale of previously consolidated and non-consolidated companies		17	14	1,584
Cash proceeds from sale (Cash expenditure for acquisition) of marketable securities		305	248	(104)
Net cash provided (used) by investing activities		(13)	(11)	1,177
Cash flows from financing activities:
Issuance/(repayment) of short-term debt	19	(15)	(12)	(28)
Issuance of long-term debt	19	18	15	-
Repayment/repurchase of long-term debt	19	(438)	(356)	(842)
Proceeds from issuance of shares		-	-	-
Proceeds from disposal/(acquisition) of treasury stock		-	-	-
Dividends paid		(4)	(3)	(6)
Net cash provided (used) by financing activities		(439)	(356)	(876)
Cash provided (used) by operating activities of discontinued operations	10	-	-	-
Cash provided (used) by investing activities of discontinued operations	10	-	-	118
Cash provided (used) by financing activities of discontinued operations	10	-	-	-
Net effect of exchange rate changes		527	429	1
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(646)	(524)	(471)
Cash and cash equivalents at beginning of period / year		4,397	3,577	3,687
Cash and cash equivalents at end of period / year (1)		3,751	3,053	3,216
Cash and cash equivalents at beginning of year classified as assets held for sale		-	-	-
Cash and cash equivalents at end of year classified as assets held for sale		-	-	-

(a)	Translation of amounts from euros (“€”) into U.S. dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2291 on June 30, 2010.
(1)	Includes € 877 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2010 (€ 622 million as of June 30, 2009 and € 718 million as of December 31, 2009). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

Alcatel-Lucent First Half Report 2010    41

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(In millions of euros and number of shares)
	Number of shares	Capital stock	Addi- tional paid-in capital	Retained earnings	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non-controlling interests	TOTAL
Balance at December 31, 2008 after appropriation	2,259,655,771	4,636	16,631	(12,874)	(1,164)	(1,566)	(1,030)	-	4,633	591	5,224
Changes in equity for the six month ended June 30, 2009:
Total comprehensive income (loss) for the six month period (1)				(54)	(358)	-	95	(388)	(705)	(29)	(734)
Other capital increases	1,388		-						-		-
Share-based payments			32						32		32
Treasury stock	37,561			1					1		1
Dividends									-	(5)	(5)
Other adjustments				(10)					(10)	(1)	(11)
Balance at June 30, 2009	2,259,694,720	4,636	16,663	(12,937)	(1,522)	(1,566)	(935)	(388)	3,951	556	4,507
Changes in equity for the last six months of 2009
Total comprehensive income (loss) for the last six months of 2009				1	(198)		(41)	(136)	(374)	- 31	(343)
Other capital increases	17,669
Share-based payments			26						26		26
Treasury stock	28,035			(5)		(1)			(6)		(6)
Equity component of Oceane 2015 issued in 2009, net of tax				128					128		128
Dividends
Other adjustments				14	1				15	(18)	(3)
Appropriation of net income (loss)				(524)				(524)	-		-
Balance at December 31, 2009 after appropriation	2,259,740,424	4,636	16,689	(13,323)	(1,719)	(1,567)	(976)	-	3,740	569	4,309
Changes in equity for the six month ended June 30, 2010
Total comprehensive income (loss) for the six month period (1)					(832)		247	(699)	(1,284)	110	(1,174)
Other capital increases	54,006
Share-based payments			20						20		20
Treasury stock	10,260					1			1		1
Dividends										(3)	(3)
Other adjustments				(4)					(4)	(1)	(5)
Balance at June 30, 2010	2,259,804,690	4,636	16,709	(13,327)	(2,551)	(1,566)	(729)	(699)	2,473	675	3,148

(1)	See consolidated statements of comprehensive income.

42     Alcatel-Lucent First Half Report 2010

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. On November 30, 2006, Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent’s headquarters were situated at 54, rue la Boétie, 75008 Paris, France up to May 17, 2010 and from that date are now situated at 3, avenue Octave Gréard, 75007, Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

The condensed interim consolidated financial statements reflect the results and financial position of Alcatel-Lucent and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.

The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.

On July 29, 2010, the Board of Directors authorized the issuance of these condensed interim consolidated financial statements at June 30, 2010.

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (“EU”), as of the date when our Board of Directors authorized these consolidated financial statements for issuance.

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission.

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, IFRSs, International Accounting Standards (“IASs”) and accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).

As of June 30, 2010, all IFRSs that the IASB has published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•	IAS 39, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements; and

•	amendments to IFRS 1 “First-Time Adoption of IFRSs - Additional Exemptions for First-Time Adopters” (issued July 2009).

The above improvements and amendments, which are not yet mandatory in the EU, are either not applicable to the Group or will have no significant impact on Alcatel-Lucent’s financial statements when adopted by the EU.

As a result, the Group’s consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

Alcatel-Lucent First Half Report 2010    43

New published IASB financial reporting standards, amendments and interpretations, which the EU has endorsed and which are mandatory in the EU as of January 1, 2010 and adopted by the Group

•	A revised IFRS 1 “First-time Adoption of International Financial Reporting Standards”;

•	amendments to IFRS 2 “Share-based Payment - Group Cash-settled Share-based Payment Transactions” (issued June 2009);

•

a revised IFRS 3 “Business Combinations” and an amended IAS 27 “Consolidated and Separate Financial Statements”, which are applied to business combinations for which the acquisition date is on or after January 1, 2010;

•	amendments to IFRS 5 “Non-Current Assets Held For Sale and Discontinued Operations”;

•	amendment to IFRS 7 “Improving Disclosures about Financial Instruments”;

•	amendment to IAS 39 “Financial Instruments: Recognition and Measurement - Eligible Hedged Items”;

•	IFRIC 12 “Service Concession Arrangements”;

•	IFRIC 15 “Agreements for the Construction of Real Estate”;

•	IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”;

•	IFRIC 17 “Distributions of Non-cash Assets to Owners”; and

•	IFRIC 18 “Transfers of Assets from Customers.

New published IASB financial reporting standards, amendments and interpretations, which are not yet mandatory, but which the EU has endorsed

The IASB published the following standards, amendments and interpretations prior to June 30, 2010, which are not yet mandatory and for which the Group did not elect early application:

•	Amendment to IAS 32 “Financial Instruments: Presentation - Classification of Rights Issues”;

•	amendment to IFRS 1 “First-Time Adoption of IFRSs - Limited Exemption from Comparative IFRS 7 Disclosures” (issued January 2010);

•	a revised IAS 24 “Related Party Disclosures” (issued November 2009);

•	amendment to IFRIC 14 “IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interactions - Prepayments of a Minimum Funding Requirement” (issued November 2009); and

•	IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (issued November 2009).

These amendments, revised standard and interpretation are not anticipated to have a material impact on our future consolidated financial statements.

New IASB financial reporting standards, amendments and interpretations published, which are not yet mandatory, and which the EU has not yet endorsed

The IASB published the following standard and amendments prior to June 30, 2010, which are not yet mandatory:

•	Improvements to IFRSs (issued May 2010); and

•	IFRS 9 “Financial Instruments: Classification and Measurement” (issued November 2009).

The condensed interim consolidated financial statements at June 30, 2010 are prepared in compliance with IAS 34 “Interim Financial Reporting”. The accounting policies and measurement principles adopted for the condensed consolidated financial statements as of and for the six months ended June 30, 2010 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2009, except for the change in the accounting for business combinations and non-controlling interests disclosed below.

44     Alcatel-Lucent First Half Report 2010

Business combinations after January 1, 2010 (IFRS3 revised and IAS 27 amended): compared to accounting for business combinations that the Group completed before January 1, 2010, the principal changes are:

•

For each business combination, the acquirer measures any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. Previously, only the latter was permitted;

•

the transitional provisions of revised IFRS 3 concerning income taxes could have a material impact on our future consolidated financial statements, because deferred tax assets recognized for the first time after the end of the business combination’s measurement period will be recognized in the income statement and no longer adjusted against goodwill, contrary to the accounting treatment prescribed in previous IFRS 3 (see Note 1n of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F). In this respect, significant unrecognized income tax loss carry-forwards that relate to Lucent Technologies could materially impact the Group’s consolidated income statement in a positive way, if, in compliance with IAS 12 “Income Taxes”, the Group is able to recognize deferred tax assets in the future corresponding to these tax losses;

•	the acquirer is no longer permitted to recognize contingencies acquired in a business combination that is not a present obligation of the acquiree at the date of the business combination;

•

costs the acquirer incurs in connection with a business combination must be accounted for separately from the business combination, which usually means that they are recognized as expenses (rather than included in goodwill);

•

consideration transferred by the acquirer, including contingent consideration, is measured and recognized at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as liabilities are recognized in accordance with IAS 39, IAS 37 or other IFRSs, as appropriate (rather than by adjusting goodwill); and

•

an acquirer must remeasure any equity interest it holds in the acquiree immediately before achieving control at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

Non-controlling interests after January 1, 2010: compared to accounting for non-controlling interests before January 1, 2010, the principal changes are:

•	Changes in Alcatel-Lucent’s ownership interest in a subsidiary that do not result in loss of control are accounted for within equity; and

•

when Alcatel-Lucent loses control of a subsidiary, the assets and liabilities and related equity components of the former subsidiary are derecognized. Any gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

Condensed interim consolidated financial statements

Seasonal nature of activity

Interim net sales and income from operations are highly seasonal due to a high level of activity during the last quarter of the year, particularly in December. This characteristic varies from year to year. Pursuant to the IFRS accounting principles, interim net sales are accounted for under the same principles as year-end net sales; that is, in the period in which they are achieved.

Alcatel-Lucent First Half Report 2010    45

NOTE 2. PRINCIPAL UNCERTAINTIES REGARDING THE USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of June 30, 2010. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

	(In millions of euros)
	June 30, 2010	December 31, 2009
Valuation allowance for inventories and work in progress on construction contracts	(505)	(500)
	Six months ended June 30, 010	Year ended December 31, 2009
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(60)	(139)

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of Alcatel-Lucent major customers’ creditworthiness could have an adverse impact on the Group’s future results.

	(In millions of euros)
	June 30, 2010	December 31, 2009
Accumulated impairment losses on customer receivables	(162)	(168)
	Six months ended June 30, 2010	Year ended December 31, 2009
Impact of impairment losses in income (loss) before income tax and discontinued operations	3	(23)

c/ Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

	(In millions of euros)
	June 30, 2010	December 31, 2009
Capitalized development costs, net	586	558

46     Alcatel-Lucent First Half Report 2010

The criteria for capitalizing development costs are set out in Note 1f of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

An impairment loss of € 3 million for capitalized development costs was accounted for in the first six months of 2010, € 16 million in the first six months of 2009.

During the fourth quarter of 2009, following the Group’s decision to cease any new WiMAX development on the existing hardware platform and software release, restructuring costs of € 44 million were reserved.

Other intangible assets and goodwill

	(In millions of euros)
	June 30, 2010	December 31, 2009
Goodwill, net	4,583	4,168
Intangible assets, net (1)	2,354	2,214
Total	6,937	6,382

(1)	Including capitalized development costs.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination as described in Note 3 to our 2009 consolidated financial statements filed as part of the Group’s 2009 20-F, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired).

No impairment loss was accounted for during the first six months of 2010 and 2009.

The carrying value of each group of cash generating units at which level goodwill is monitored for internal management purposes (i.e. Product Division) is compared to its recoverable value. The recoverable value is the higher of the value in use and the fair value less costs to sell.

The value in use of each Product Division is calculated using a five year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (Gordon Shapiro approach).

The fair value less cost to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•	Five year discounted cash flow analysis plus a Sales Multiple (Enterprise Value-”EV”/Sales) to measure discounted residual value; and

•

five year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value-”EV”/Earnings Before Interest, Tax, Depreciation and Amortization-”EBITDA”) to measure discounted residual value.

The recoverable values of our goodwill and intangible assets, as determined for the impairment tests performed by the Group in the second quarter of 2010, are based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions are:

•	Discount rate;

•	a nominal growth (defined as between 0 % and 5%) for the telecommunications equipment and related services market in 2010; and

Alcatel-Lucent First Half Report 2010    47

•	projected cash-flows which are based on a segment operating income (as defined in Note 5) for 2010 and 2011.

The discount rate used for the annual impairment test of 2010 was the Group’s weighted average cost of capital (“WACC”) of 10%. This discount rate is an after-tax rate applied to after-tax cash flows. The use of such rate results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5 % increase or decrease in the discount rate would have decreased or increased the 2010 recoverable value of goodwill and intangible assets by € 792 million and € 894 million, respectively. An increase of 0.5 % in the discount rate would not have impacted impairment losses as of June 30, 2010.

In addition to the annual goodwill impairment tests that occur during the second quarter of each year, impairment tests are carried out if Alcatel-Lucent has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Due to the change in the economic environment and the volatile behaviour of financial markets, the Group assessed whether as of March 31, 2010 and December 31, 2009 there was any indication that any Product Division goodwill may be impaired at that date. The Group concluded that there were no triggering events that would justify performing an additional impairment test as of March 31, 2010 and December 31, 2009.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell) (see Note 1g of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment-triggering events in prior years. No impairment loss on property, plant and equipment was accounted for in 2009 or in the six month period ended June 30, 2010.

e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in the income statement either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

48     Alcatel-Lucent First Half Report 2010

	(In millions of euros)
Product sales reserves	June 30, 2010	December 31, 2009
Related to construction contracts	125	114
Related to other contracts (1)	546	482
Total	671	596

(1)	See Note 18.

For further information on the impact on the income statement of changes in these provisions, see Note 18.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

	(In millions of euros)
Deferred tax assets recognized	June 30, 2010		December 31, 2009
Related to the United States	237		206	(1)
Related to France	485	(2)	451	(1)
Related to other tax jurisdictions	208		179
Total	930		836

(1)	Following the performance of the 2009 annual goodwill impairment test, a reassessment of deferred taxes resulted in reducing the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2008.
(2)	Following the performance of the 2010 annual goodwill impairment test, a reassessment of deferred taxes resulted in increasing deferred tax assets recorded in France.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1n of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent’s statement of financial position and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006,

resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in the future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2010 are € 819 million (€ 751 million as of December 31, 2009).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in the combined company’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement.

Alcatel-Lucent First Half Report 2010    49

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on Alcatel-Lucent’s results or equity attributable to equity owners of the parent.

	Six months ended June 30, 2010	Six months ended June 30, 2009
Weighted average expected rates of return on pension and post-retirement plan assets	6.55%	6.79%
Weighted average discount rates used to determine the pension and post-retirement expense	5.43%	6.44%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a € 112 million increase in pre-tax income during the first six months of 2010 (€ 150 million increase in pre-tax income during 2009 and a € 72 million decrease in pre-tax income during the first six months 2009). Included in the € 150 million increase in 2009 was € 253 million booked as a result of certain changes to management retiree pension and healthcare benefit plans (refer to Note 20).

Discount rates

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent’s non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5 % increase or decrease in the discount rate would have decreased or increased the 2009 net pension and post-retirement result by approximately € (35) million and € 49 million, respectively.

Expected return on plan assets

Expected return on plan assets for Alcatel-Lucent’s U.S. plans are determined based on recommendations from our external investment advisor and our own experienced historical returns. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans for the second quarter of 2010 is based on March 31, 2010 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans for each quarter of 2010 is based on the fair values of plan assets at December 31, 2009.

50     Alcatel-Lucent First Half Report 2010

Holding all other assumptions constant, a 0.5 % increase or decrease in the expected return on plan assets would have increased or decreased the 2009 net pension and post-retirement result by approximately € 122 million.

For its U.S. plans, Alcatel-Lucent recognized a US$ 13 million increase in the net pension credit between the first and second quarters of 2010, which is accounted for in “other financial income (loss)”. This increase corresponds to a higher expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the increase in plan asset fair values and a lower interest cost due to a decrease in discount rates. Alcatel-Lucent expects a US$ 25 million increase in the net pension credit for its U.S. plans to be accounted for in “other financial income (loss)” between the second and the third quarters of 2010 for the same reasons. Alcatel-Lucent does not anticipate a material impact outside its U.S. plans.

Healthcare inflation trends

Regarding healthcare inflation trend rates for Alcatel-Lucent’s U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of Alcatel-Lucent’s U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuary’s recommendations.

Participation assumptions

Alcatel-Lucent’s U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

The mortality assumption for Alcatel-Lucent’s U.S. plans is based on actual recent experience of the participants in our management pension plan and our occupational pension plans. For the 2009 year-end valuation, we updated the mortality assumptions, again based on the actual experience of the two plans. We looked at the experience for the years of 2004 through 2008. As was the case previously, there was insufficient experience to develop assumptions for active employees and former employees who have delayed commencing their pension benefits, so we used the RP 2000 mortality table projected up to year 2009.

Plan assets investment

At its meeting on July 29, 2009, the Board of Directors approved the following modifications to the asset allocation of Alcatel-Lucent’s pension funds: the investments in equity securities were to be reduced from 22.5 % to 15 % and the investments in bonds were to be increased from 62.5 % to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) were to remain unchanged. The reduction in equity investments in favor of fixed income securities was achieved immediately. The implementation of the asset allocation approved on July 29, 2009 was completed as of January 1, 2010. We believe that these changes should lead to a slight decrease in long-term returns from financial assets. The impact of these changes has been reflected in our expected return assumptions for year 2010.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80 % are based on closing date fair values and 20 % have a one to three month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the June 30, 2010 actual fair values of private equity, venture capital, real estate and absolute return investments were 10 % lower than the ones used for accounting purposes as of June 30, 2010, and since the Management Pension Plan has a material investment in these asset classes (the asset ceiling is not applicable to this plan), equity would be negatively impacted by approximately € 250 million.

Alcatel-Lucent First Half Report 2010    51

2010 US Health Care Legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under the new legislation, the subsidy paid to Alcatel-Lucent by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets which caused a € 76 million charge to the consolidated income statement and a € 6 million profit to the consolidated statement of comprehensive income (refer to Note 11). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan which we offer to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of € 6 million recognized in the consolidated statement of comprehensive income as an actuarial loss (see Note 20). There are several other provisions that may affect our post-retirement health care benefit obligations but for which additional guidance is needed and expected in order to determine the impact, but we do not expect any impact to be material.

h/ Revenue recognition

As indicated in Note 1o of the 2009 consolidated financial statements included in the Group’s 2009 20-F, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on future net income (loss).

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies.

Contracts that are multiple element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1o are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is recognized over the period that services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

52     Alcatel-Lucent First Half Report 2010

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see Note 2b above).

i/ Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3 (revised), if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period are disclosed in Note 3.

Once the initial accounting of a business combination is complete, only errors may be corrected.

j/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1m to the 2009 consolidated financial statements included in the Group’s 2009 20-F. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

As described in Notes 9, 17 and 19, such a change in estimates occurred during the second quarter of 2009 regarding Lucent’s 2.875 % Series A convertible debenture. Similar changes in estimates could occur in the future for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1m to the 2009 consolidated financial statements included in the Group’s 2009 20-F, could impact “other financial income (loss)” as a result of any change in the Group’s estimate of redemption triggers on all of Lucent’s convertible debt. An approximation of the potential negative impact on “other financial income (loss)” is the carrying amount of the equity component, as disclosed in Notes 17 and 19.

Alcatel-Lucent First Half Report 2010    53

Because of the new accounting treatment described above, the carrying amount of the Lucent 2.875 % Series A convertible debentures was equal to the nominal value of the debentures just before the first optional redemption date (i.e. June 15, 2010). Some of the holders of the Series A convertible debentures did not request redemptions as of June 15, 2010. At June 30, 2010, and as described in Notes 9, 17 and 19, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining outstanding debentures, because the next optional redemption date (i.e. June 15, 2015) is too far in the future. Thus, and as prescribed by IAS 39, we reapplied the initial accounting treatment and adjusted the carrying amount of the outstanding Series A convertible debentures using their contractual cash flows up to their contractual maturity date (i.e. June 15, 2023). A profit corresponding to the difference between the outstanding nominal value and the present value of the cash flows up to the contractual maturity date was recognized in “Other financial income (loss)”. Further changes in estimates in respect of the Series A convertible debentures may occur in the future, in which case the carrying amount of the debentures could be further adjusted.

k/ Insured damages

In 2008, Alcatel-Lucent experienced a fire in a newly-built factory containing new machinery. Non-recoverable assets having a net book value of

€ 4 million were written off as of September 30, 2008, representing an equivalent negative impact on cost of sales in 2008. The cost of the physical damage and business interruption were insured and gave right to an indemnity claim, the amount of which was definitively settled as of September 30, 2009. Alcatel-Lucent received € 33 million on its business interruption insurance, which was accounted for in other revenues during 2009, when the cash was received.

In December 2009, the roof and technical floor of Alcatel-Lucent Spain’s headquarters in Madrid partially collapsed for unknown reasons. Alcatel-Lucent Spain rents this building and the lease is accounted for as an operating lease. The damaged assets were derecognized as of December 31, 2009 with a negative impact of € 1 million on income (loss) from operating activities. All costs related to this incident (damaged assets, displacement and relocation costs, etc.) are insured subject to a € 15 million deductible. Displacement and relocation costs below this threshold will be accounted for as incurred in 2010. These costs represented a negative impact of € 1 million on income (loss) from operating activities during the first six months of 2010. As the cause of the incident is still not known, nothing has been reserved related to Alcatel-Lucent Spain’s potential liability to third parties. At this stage, Alcatel-Lucent Spain’s liability is not considered probable. However, depending upon the results of the investigation, this situation could evolve.

NOTE 3. CHANGES IN CONSOLIDATED COMPANIES

No material change in consolidated companies occurred during the first six months of 2010.

The main changes in consolidated companies for 2009 were as follows:

•

On November 23, 2009, Alcatel-Lucent announced an agreement to sell its electrical fractional horsepower motors and drives activities, Dunkermotoren GmbH, to Triton, a leading European private equity firm, for an enterprise value of € 145 million. The sale was completed on December 31, 2009 and the preliminary cash proceeds received was € 128 million. The 2009 net capital gain of € 99 million is presented in the line item

“Gain/(loss) on disposal of consolidated entities” in the income statement. This amount was subject to a purchase price adjustment that occurred in the first six months of 2010 for an amount of € (3) million;

•

on April 30, 2009, Bharti Airtel and Alcatel-Lucent announced the formation of a joint venture to manage Bharti Airtel’s pan-India broadband and telephone services and help Airtel’s transition to next generation network across India. A new legal entity was formed which was fully consolidated by Alcatel-Lucent from September 30, 2009 onwards;

54     Alcatel-Lucent First Half Report 2010

•

the sale of our 20.8 % stake in Thales was completed during the second quarter of 2009 with a capital gain of € 255 million accounted for in “other financial income (loss)”. This capital gain takes into account € 191 million corresponding to the remaining part of the capital gain that was accounted for in connection with the contribution of our railway signaling business and our integration and services activities for mission-critical systems sold in 2007, and which was eliminated as an intra-group transaction; and

•

the purchase price of € 670 million paid to the Group by Thales for the disposal of the space business completed in 2007 was subject to adjustment in 2009. As a result, Thales was required to pay to the Group an additional € 130 million (before fees), which was accounted for in “income from discontinued operations” and cashed in for an amount of € 118 million during the second quarter of 2009.

NOTE 4. CHANGE IN ACCOUNTING POLICY AND PRESENTATION

Since the Group’s adoption of IFRSs in 2004 for construction contracts, costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings were determined quarterly on a contract-by-contract basis. If the amount was positive, it was included in the statement of financial position as an asset under “amount due from customers on construction contracts”. If the amount was negative, it was included as a liability under “amount due to customers on construction contracts”. This presentation was based on our understanding of the requirements of IAS 11.

In practice, however, disclosure of these amounts in the statement of financial position is not common. Instead, the information is commonly disclosed in the notes to the financial statements.

For this reason, the Group has decided to stop presenting in the statement of financial position the asset and liability for amounts due from, and amounts due to, customers on construction contracts, respectively. Instead, the information will be disclosed as a Note in our annual consolidated financial statements. Inventories and work in progress-net, trade receivables and other receivables-net, product sales reserves and, occasionally, customers’ deposits and advances are items in the statement of financial position that will be impacted by the new presentation. Notes 16 and 18 to these financial statements show how the amounts due to/due from customers on construction contracts as of December 31, 2009 have been reclassified to the aforesaid captions, to be comparable with the new presentation at June 30, 2010.

NOTE 5. INFORMATION BY OPERATING SEGMENT AND BY GEOGRAPHICAL SEGMENT

In accordance with IFRS 8 “Operating Segments”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

Starting in 2010, we no longer organize our business according to four operating segments (also called business segments) - Carrier,

Applications Software, Enterprise and Services. As of January 1, 2010, the Group is organized in three operating segments.

The tables below present information for the operating segments described hereunder. They take into account the new organization effective January 1, 2010.

Alcatel-Lucent First Half Report 2010    55

The information reported for each of our three operating segments is the same as that presented to the Chief Operating Decision Maker (i.e. the Chief Executive Officer) and is used to make decisions on resource allocation and to assess performance. As of January 1, 2010, the three operating segments are:

•

Networks: this segment, which is essentially the same as the former Carrier segment, is streamlined to encompass five product divisions: IP, Optics, Wireless networks, Wireline networks and Radio Frequency Systems (RFS);

•

applications: develops and maintains software products for our applications business. It consists of the Applications Software segment that was in place in 2009 and the enterprise voice telephony and data networking businesses that were part of the Enterprise segment in 2009. The enterprise voice and data businesses are increasingly focused on software-based platforms, as is the case with applications, and also share an increasingly common enterprise customer base with our applications business; and

•

services: this segment, which is substantially the same as the former Services segment, is composed of four product divisions: Managed & outsourcing solutions, Product attached services, Multivendor maintenance, and Network and system integration. It no longer includes OSS/BSS (operations support systems/business support systems) software activities that are now part of the Applications Software segment.

The former Enterprise segment no longer exists as a separate segment. Its voice and data businesses have been moved to Applications, as noted above, while a portion of its Industrial Components business (electrical fractional horsepower motors and drives activities) was sold to Triton in 2009 (refer to Note 3) and the remaining Industrial Components business is now included in a segment that we call “Other”.

Segment information for the prior periods has been re-presented to conform to the current period presentation, to reflect the new organization effective January 1, 2010.

The information by operating segment follows the same accounting policies as those used and described in these condensed interim consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

The business model also comprises three customer-facing regions, Americas; Europe, Middle East and Africa (EMEA); and Asia Pacific (APAC). The regions’ primary mission is to sell and ensure the highest customer satisfaction. The three regions each have complete responsibility for all customer-focused activities except for the Enterprise and strategic markets.

a/ Information by operating segment

	(In millions of euros)
Six months ended June 30, 2010	Networks	Applications	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	4,219	875	1,650	6,744	316	7,060
Revenues from transactions with other operating segments	13	30	5	48	(48)	-
Revenues from operating segments	4,232	905	1,655	6,792	268	7,060
Segment operating income (loss)	(73)	(44)	(21)	(138)	(29)	(167)

	(In millions of euros) (re-presented)
Six months ended June 30, 2009	Networks	Applications	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	4,598	882	1,663	7,143	360	7,503
Revenues from transactions with other operating segments	5	24	7	36	(36)	-
Revenues from operating segments	4,603	906	1,670	7,180	324	7,503
Segment operating income (loss)	(290)	(85)	24	(351)	35	(316)

56     Alcatel-Lucent First Half Report 2010

b/ Reconciliation to consolidated financial statements

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009
Revenues from reportable segments	6,792	7,291
Revenues from Other segment	316	258
Intersegment eliminations	(48)	(46)
Total Group revenues	7,060	7,503
Reportable segments operating income (loss)	(138)	(351)
Operating income (loss) from Other segment and unallocated amounts (1)	(29)	35
Segment operating income (loss)	(167)	(316)
PPA (2) adjustments (excluding restructuring costs and impairment of assets)	(141)	(140)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(308)	(456)
Restructuring costs	(244)	(201)
Litigations	(16)	-
Gain/(loss) on disposal of consolidated entities	(3)	-
Post-retirement benefit plan amendments	-	(1)
Income (loss) from operating activities	(571)	(658)

(1)	Including € 58 million of share-based payments that were not allocated to reportable segments in 2009.
(2)	PPA: purchase price allocation entries related to Lucent business combination.

c/ Products and Services revenues

The following table sets forth revenues and other income by product and service:

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009
IP products	589	562
Optics products	1,177	1,379
Wireline products	658	805
Wireless products	1,795	1,852
Applications	875	882
Services	1,650	1,663
Other	316	360
Total	7,060	7,503

d/ Information by geographical segment

	(In millions of euros)
	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.A.	Other Americas	Rest of world	Conso- lidated
Six months period ended June 30, 2010 - Revenues
- by customer location	689	1,362	269	1,173	2,434	514	618	7,060
Six months period ended June 30, 2009 - Revenues
- by customer location	759	1,472	303	1,510	2,161	592	706	7,503

Alcatel-Lucent First Half Report 2010    57

NOTE 6. REVENUES

	(In millions of euros)
	Six month ended June 30, 2010	Six month ended June 30, 2009
Construction contract revenues and other product & services revenues	6,921	7,257
License revenues	51	117
Rental income and other income (1)	88	129
Total	7,060	7,503

(1)	Of which € 47 million related to R&D tax credits in France in the six months ended June 30, 2010 (€ 58 million in the six months ended June 30, 2009).

NOTE 7. IMPAIRMENT LOSSES RECOGNIZED IN THE INCOME STATEMENT

	(In millions of euros)
Six months ended June 30, 2010	Networks	Applications	Services	Other	Total Group
Impairment losses for goodwill	-	-	-	-	-
Impairment losses for intangible assets	(3)	-	-	-	(3)
Impairment losses for property, plant and equipment	-	-	-	-	-
Impairment losses for shares in equity affiliates	-	-	-	(1)	(1)
Impairment losses for financial assets	-	-	-	(1)	(1)
TOTAL - NET	(3)	-	-	(2)	(5)
of which reversal of impairment loss	-	-	-	-	-

	(In millions of euros)
Six months ended June 30, 2009	Networks	Applications	Services	Other	Total Group
Impairment losses for goodwill	-	-	-		-
Impairment losses for intangible assets	-	(16)	-	-	(16)
Impairment losses for property, plant and equipment	-	-	-	-	-
Impairment losses for shares in equity affiliates	-	-	-	-	-
Impairment losses for financial assets
TOTAL - NET	-	(16)	-	-	(16)
of which reversal of impairment loss	-	-	-	-	-

58     Alcatel-Lucent First Half Report 2010

NOTE 8. SHARE-BASED PAYMENTS (STOCK OPTION PLANS)

Impact on income (loss) from operating activities of share-based payments resulting from stock options, stock purchase plans and restricted stocks units and restricted cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009
Compensation expense for share-based payments	20	32
Presented in the income statement:
- cost of sales	5	9
- administrative and selling expenses	9	15
- research and development costs	6	9
- restructuring costs	0	(1)
Of which equity settled	20	32
Of which cash settled (1)	0	0

(1)	French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

Only share-based payment plans established after November 7, 2002, and whose share-based payments were not yet fully vested at January 1, 2005, are restated according to IFRS 2 “Share-based Payment”. Those share-based payments that were fully vested at December 31, 2004 did not result in a charge due to the adoption of IFRSs in subsequent accounting periods.

By simplification, for historical Alcatel plans, during the vesting period and as a result of employees leaving the Group, no share-based payment forfeitures are taken into account when determining compensation expense for share-based payment granted. During the vesting period and as a result of employees leaving the Group, the accounting impact of share-based payment forfeiture is recognized when the forfeiture is made. For share-based payments cancelled by forfeiture before the end of the vesting period, this can mean correcting the charge, recognized in prior accounting periods, in the period following the forfeiture.

During the vesting period, estimated annual forfeiture rates of 7 % for Lucent plans and 5 % for share-based payments granted by Alcatel-Lucent since March 2007 are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

Information (characteristics, fair values, assumptions and numbers) regarding all stock options and performance shares granted before December 31, 2009 are given in Note 23e of the 2009 consolidated financial statements filed as part of the Group’s 2009 20F.

At a meeting on March 17, 2010, the Board of Directors authorized the grant of 18,734,266 stock options and a maximum of 7,314,502 performance shares. Using a 45 % expected volatility, a 3 % risk free rate and a 0.8 % distribution rate on future income, the fair value of one stock option is € 0.95 and the fair value of one performance share is € 2.40. Vesting conditions and availability for stock-options are the same as for stock-options granted during 2009 excluding the March 2009 all employees plan as described in Note 23e of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F. Regarding performance shares authorized for granting on March 17, 2010, vesting conditions and availability are the same as the performance shares granted in the past, as described in Note 23e of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F, except the performance condition, which is based on one criterion instead of several criteria.

Alcatel-Lucent First Half Report 2010    59

NOTE 9. FINANCIAL INCOME (LOSS)

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009
Finance costs	(148)	(120)
Dividends	1	1
Provisions for financial risks	-	-
Impairment losses on financial assets	(1)	-
Net exchange gain (loss)	(60)	10
Financial component of pension and post-retirement benefit costs (1)	131	14
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (2)	9	268
Other (3)	5	(151)
Other financial income (loss)	85	142
Total financial income (loss)	(63)	22

(1)	Change between 2010 and 2009 is mainly related to Lucent pension credit (refer to Note 20).
(2)	Of which for 2009: a capital gain of € 250 million related to the disposal of Thales shares in May 2009.
(3)	2010: of which a loss of € 1 million in the first quarter of 2010 related to the partial repurchases of Lucent’s 2.875 % Series A convertible bonds (see Note 19) and a profit of € 24 million in the second quarter of 2010 related to resuming the initial accounting treatment in respect of the outstanding Lucent 2.875 % Series A convertible debentures (see Note 19).
2009: of which a gain of € 50 million in the first quarter of 2009 related to the partial repurchase of Lucent’s 7.75 % bonds due March 2017 (see Note 19). In the second quarter 2009, a loss of € 175 million related to a change of estimated future cash flows related to Lucent’s 2.875 % Series A convertible debentures (see Note 19).

NOTE 10. DISCONTINUED OPERATIONS, ASSETS HELD FOR SALE AND LIABILITIES RELATED TO DISPOSAL GROUPS HELD FOR SALE

Discontinued operations for 2009 and the first six months of 2010 are as follows:

•	For the first six months of 2010: settlements of litigations related to businesses disposed of in prior periods; and

•	for the first six months of 2009: adjustment of the selling price related to the disposal of the space business to Thales that was sold in 2007.

Other assets held for sale concern real estate property sales in progress at June 30, 2010 and December 31, 2009.

	(In millions of euros)
Income statement of discontinued operations	Six months ended June 30, 2010	Six months ended June 30, 2009
Revenues	-	-
Cost of sales	-	-
Gross profit	-	-
Administrative and selling expenses	-	-
Research and development costs	-	-
Net capital gain (loss) on disposal of discontinued operations (1)	-	129
Income (loss) from operations	-	129
Financial income (loss)	-	-
Other income (loss)	(13)	-
Income (loss) on discontinued operations	(13)	129

(1)	The 2009 impact results from an adjustment of the purchase price related to the contribution of our interests in two joint ventures in the space sector to Thales (refer to Note 3).

60     Alcatel-Lucent First Half Report 2010

	(In millions of euros)
Statement of financial position	June 30, 2010	December 31, 2009
Goodwill	-	-
Other assets	-	-
Cash	-	-
Assets of disposal groups	-	-
Real estate properties and other assets held for sale	80	51
Assets held for sale	80	51
Customer deposits and advances	-	-
Other liabilities	-	(1)
Liabilities related to disposal groups held for sale	-	(1)

The cash flows of discontinued operations for the six month periods ended June 30, 2010 and June 30, 2009 are as follows:

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009
Net income (loss)	(13)	129
Net cash provided (used) by operating activities before changes in working capital	-	-
Other net increase (decrease) in net cash provided (used) by operating activities	-	-
Net cash provided (used) by operating activities (a)	-	-
Net cash provided (used) by investing activities (b)	-	118
Net cash provided (used) by financing activities (c)	-	-
Total (a) + (b) + (c)	-	118

NOTE 11. INCOME TAX

Analysis of income tax (expense) benefit

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009
Current income tax (expense) benefit	(46)	(11)
Deferred taxes related to the purchase price allocation for the Lucent transaction (1)	62	62
Deferred taxes related to Lucent’s post-retirement benefit plans (2) (5)	(102)	(9)
Deferred taxes related to Lucent’s 2.875 % Series A convertible debentures (3)	(9)	68
Other deferred income tax (expense) benefit, net (4)	44	(17)
Deferred income tax benefit (expense), net	(5)	104
Income tax benefit (expense)	(51)	93

(1)	Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.
(2)	Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group is applying (see Note 1k of the 2009 consolidated financial statements).
(3)	Reversal of deferred tax liabilities related to Lucent’s 2.875 % Series A convertible debentures.
(4)	The six month period ended June 30, 2010 impact is mainly due to the re-assessment of the recoverability of the deferred tax assets in connection with the 2010 annual impairment test of goodwill performed in the second quarter of 2010. 2009 impacts are mainly due to the re-assessment of the recoverability of deferred tax assets recognized in connection with the annual impairment test of goodwill performed in the second quarter of 2009.

Alcatel-Lucent First Half Report 2010    61

(5)	The six month period ended June 30, 2010 impact is mainly due to consequences of the recent Healthcare laws enacted in the U.S. These laws have one significant provision that impacted the Group involving the Medicare Part D tax free subsidy of about US$ 34 million annually that we receive from the Government for continuing to provide our prescription drug benefit to Medicare-eligible active represented employees and formerly represented retirees. This legislation eliminates the deduction for expense allocable to the subsidy beginning in 2013 resulting in a reduction in our deferred tax asset and, a corresponding income statement charge of about US$ 101 million (€ 76 million) in the first six months of 2010 that includes the enactment date.

NOTE 12. EARNINGS PER SHARE

a/ Number of shares comprising the capital stock

Number of shares	Six months ended June 30, 2010	Six months ended June 30, 2009
Number of ordinary shares issued (share capital)	2,318,114,824	2,318,043,149
Treasury shares	(58,310,134)	(58,348,429)
Number of shares in circulation	2,259,804,690	2,259,694,720
Weighting effect of share issues for stock options exercised	(27,770)	(270)
Weighting effect of treasury shares	(8,273)	(19,490)
Number of shares used for calculating basic earnings per share	2,259,768,647	2,259,674,960

b/ Earnings per share calculation

Basic earnings per share is computed using the number of shares issued, after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year.

In accordance with IAS 33 revised (paragraph 23), the weighted average number of shares to be issued upon conversion of bonds redeemable for shares is included in the calculation of basic earnings per share.

Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income (loss) is adjusted for after-tax interest expense relating to convertible bonds.

The dilutive effects of stock option and stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the “if converted method”).

62     Alcatel-Lucent First Half Report 2010

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

	(in millions of euros)
Net income (loss)	Six months ended June 30, 2010	Six months ended June 30, 2009
Net income (loss) attributable to the equity owners of the parent - basic	(699)	(388)
Adjustment for dilutive securities on net income:
Interest expense related to convertible securities	-	-
Net income (loss) - diluted	(699)	(388)

Number of shares	Six months ended June 30, 2010	Six months ended June 30, 2009
Weighted average number of shares - basic	2,259,768,647	2,259,674,960
Dilutive effects:
- Equity plans (stock options, RSU)	-	-
- Alcatel-Lucent’s convertible bonds (Oceane) issued on June 12, 2003	-	-
- 7.75 % convertible securities	-	-
- 2.875 % Series A convertible securities	-	-
- 2.875 % Series B convertible securities	-	-
Weighted average number of shares - diluted	2,259,768,647	2,259,674,960

Earnings per share, attributable to the owners of the parent (in euros)	Six months ended June 30, 2010	Six months ended June 30, 2009
Basic	(0.31)	(0.17)
Diluted	(0.31)	(0.17)

c/ Ordinary shares:

Ordinary shares owned by consolidated subsidiaries of the Group	Six months ended June 30, 2010	Six months ended June 30, 2009
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,318,407	58,367,919
Number of Alcatel-Lucent share equivalents	-	-

d/ Shares subject to future issuance:

	June 30, 2010	June 30, 2009
Number of stock options not exercised	215,775,258	237,521,855

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	Six months ended June 30, 2010	Six months ended June 30, 2009
Equity plans (stock options, RSU)	15,783,882	7,621,264
Alcatel-Lucent’s convertible bonds (Oceane) issued on June 12, 2003 and on September 10, 2009	360,162,302	63,192,019
7.75 % convertible securities	37,557,287	37,557,287
2.875 % Series A convertible securities	32,466,517	374,692,326
2.875 % Series B convertible securities	301,009,458	439,888,791

Alcatel-Lucent First Half Report 2010    63

NOTE 13. IMPAIRMENT TEST OF GOODWILL

Specific impairment test as of January 1, 2010 in connection with the new organization

Due to the new organization of our reporting structure beginning January 1, 2010 (see Note 5), an additional impairment test was performed as of January 1, 2010 on the goodwill relating to the Product Divisions that changed. The remaining goodwill as of December 31, 2009 was reallocated to the new Product Divisions using a relative value approach similar to the one used when an entity disposes of an operation within a Product Division.

No impairment loss was accounted for in connection with this impairment test.

2010 Annual impairment test of goodwill

The 2010 annual impairment test of goodwill (performed in May/June 2010) did not result in any impairment loss.

In those groups of Cash Generating Units (Note 1g of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F) in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

	(in millions of euros)
2010 Annual test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) - (B)	Discount rate	Valuation method
Optics division	1,168	885	10.0%	Value in use	(1)
Maintenance division	1,808	842	10.0%	Value in use	(1)
Other CGU	1,607			Discounted cash flows and other data	(3)
TOTAL NET	4,583

(1)	Discounted cash flows for 5 years plus a terminal value determined with a perpetual growth applied to the normalized cash flow of year 5.
(2)	At the date of the annual impairment test (i.e. June 30, 2010).
(3)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between 0 % and +2.5 % depending on the Group’s of CGU.

2009 Annual impairment test of goodwill

The 2009 annual impairment test of goodwill (performed in May/June 2009) did not result in any impairment loss.

In those groups of Cash Generating Units (Note 1g of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F) in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

	(in millions of euros)
2009 Annual test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) - (B)	Discount rate	Valuation method
Optics division	1,145	269	11.0%	Discounted cash flows and other data	(1)
Maintenance division	1,623	379	11.0%	Same as above	(1)
Other CGU	1,434	-	-	Same as above	(1)
TOTAL NET	4,202

64     Alcatel-Lucent First Half Report 2010

(1)	Discounted cash flows for 5 years plus a terminal value. Other data: multiples derived from market capitalizations.
Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values were between 0 % and +2.5 % depending on the group of CGUs.
The difference between the fair value (determined as disclosed in Note 2c of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F) and the carrying value amounted to € 379 million as of June 30, 2009.
(2)	At the date of the annual impairment test (i.e. June 30, 2009).

NOTE 14. FINANCIAL ASSETS

	(In millions of euros)
	June 30, 2010			December 31, 2009
	Other non-current financial assets (1)	Marketable securities (2)	Total	Other non-current financial assets (1)	Marketable securities (2)	Total
Financial assets available for sale	378	283	661	305	271	576
Financial assets at fair value through profit or loss		1,505	1,505		1,722	1,722
Financial assets at amortized cost	83		83	87		87
Total	461	1,788	2,249	392	1,993	2,385

(1)	Of which € 80 million matures within one year from June 30, 2010 (€ 78 million as of December 31, 2009).
Of which € 29 million of financial assets at amortized cost represented a loan to one of Alcatel-Lucent’s joint ventures as of June 30, 2010 (€ 29 million as of December 31, 2009).
(2)	Of which € 1,788 million is current as of June 30, 2010 (€ 1,993 million as of December 31, 2009).

No financial asset is considered as being held to maturity.

The cumulated fair value changes of financial assets available for sale represented a potential gain as of June 30, 2010 of € 65 million (€ 43 million as of December 31, 2009).

Alcatel-Lucent First Half Report 2010    65

NOTE 15. OTHER ASSETS AND LIABILITIES

	(In millions of euros)
Other assets	June 30, 2010	December 31, 2009
Other current assets	1,248	960
Other non-current assets	306	314
Total	1,554	1,274
Of which:
Currency derivatives	115	35
Interest - rate derivatives - hedging	48	44
Interest - rate derivatives - other	145	235
Commodities derivatives	-	-
Other tax receivables	601	502
Other current and non - current assets	645	458

	(In millions of euros)
Other liabilities	June 30, 2010	December 31, 2009
Other current liabilities	1,821	1,763
Other non-current liabilities	229	209
Total	2,050	1,972
Of which:
Currency derivatives	187	51
Interest-rate derivatives - hedging	1	1
Interest-rate derivatives - other	148	237
Commodities derivatives	-	-
Other tax payables	316	350
Accrued wages and social charges	958	850
Other current and non - current liabilities	440	483

NOTE 16. OPERATING WORKING CAPITAL

	(In millions of euros)
	June 30, 2010	Restated December 31, 2009
Inventories and work in progress, net	2,669	1,902
Trade receivables and other receivables, net	3,467	3,519
Advances and progress payments	74	93
Customers’ deposits and advances	(858)	(639)
Trade payables and other payables	(4,392)	(3,926)
Operating working capital, net	960	949

66     Alcatel-Lucent First Half Report 2010

As explained in Note 4, the presentation of the working capital items related to construction contracts was amended from January 1, 2010 onwards.

	(In millions of euros)
Operating working capital - restated (see Note 4)	As Published in December 31, 2009	Reclassification December 31, 2009	Restated December 31, 2009
Inventories and work in progress, net	1,624	278	1,902
Trade receivables and other receivables, net	3,221	298	3,519
Advances and progress payments	93	-	93
Customers’ deposits and advances	(639)	-	(639)
Trade payables and other payables	(3,926)	-	(3,926)
Amounts due from customers on construction contracts	528	(528)	-
Amounts due to customers on construction contracts	(66)	66	-
Operating working capital, net	835	114	949

The amount of € 114 million as of December 31, 2009 represents product sales reserves on construction contracts. They have been reclassified to Provisions in the statement of financial position.

	(In millions of euros)
	December 31, 2009	Cash flow	Change in consolidated companies	Translation adjustments and other	June 30, 2010
Inventories and work in progress	2,402	577	10	185	3,174
Trade receivables and other receivables, net	3,687	(583)	11	515	3,630
Advances and progress payments	93	(24)	-	5	74
Customers’ deposits and advances	(639)	18	-	(237)	(858)
Trade payables and other payables	(3,926)	(5)	(22)	(439)	(4,392)
Operating working capital, gross	1,617	(17)	(1)	29	1,628
Cumulated valuation allowances	(668)	-	(2)	2	(668)
Operating working capital, net	949	(17)	(3)	31	960

Receivables sold without recourse

Balances

	(In millions of euros)
	June 30, 2010	December 31, 2009
Outstanding amounts of receivables sold without recourse (1)	639	612

(1)	Without recourse in case of payment default by the debtor. See accounting policies in Note 1s of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F.

Changes in receivables sold without recourse

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009
Impact on cash flows from operating activities	27	(268)

Alcatel-Lucent First Half Report 2010    67

NOTE 17. COMPOUND FINANCIAL INSTRUMENTS

	(In millions of euros)
	Oceane 2015		Oceane 2011
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Statement of financial position
Equity component	195	211	11	23
Equity	195	211	11	23
Convertible bonds - due after one year	805	789	-	815
Convertible bonds - due within one year and interest paid and payable	25	16	836	39
Financial debt	830	805	836	854
Income statement
Finance costs relating to gross debt	(41)	(25)	(21)	(53)

	(In millions of euros)
	7.75 % Lucent		2.875 % Series A, Lucent			2.875 % Series B, Lucent
	June 30, 2010	December 31, 2009	June 30, 2010		December 31, 2009	June 30, 2010	December 31, 2009
Statement of financial position
Equity component	97	87	28	(1)	7	292	254
Equity	97	87	28		7	292	254
Convertible bonds - due after one year	682	578	51	(1)	0	452	381
Convertible bonds - due within one year and interest paid and payable	2	2	-		362	1	1
Financial debt	684	580	51		362	453	382
Income statement
Finance costs relating to gross debt	(31)	(58)	(11)		(31)	(14)	(27)

(1)	See comments below.

Compound financial instruments issued by Lucent before the business combination

2.875 % Series A and B Convertible Debentures

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount outstanding as at June 30, 2010	$95,000,000	$880,500,000
Conversion ratio	59.7015	65.1465
Conversion price	$16.75	$15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

68     Alcatel-Lucent First Half Report 2010

In June 2009, we re-assessed the reliability of the future estimated cash flows from the Lucent 2.875 % Series A convertible debentures. Based upon the remaining period until the June 15, 2010 optional redemption date, the current and recent Alcatel-Lucent share price and other market data, we considered that it was reliably estimable that bondholders would redeem the bonds on the optional redemption date. Therefore, the estimated future cash flows associated with this convertible debenture were changed and the accounting presentation was amended in accordance with IAS 39 requirements. This change in estimate represented an “other financial loss” of US$ 233 million (€ 175 million-see Note 9) and a corresponding increase in the carrying value of this financial debt compared to December 31, 2008.

Some of the Series A debentures were repurchased during the first quarter of 2010 and during the third and the fourth quarters of 2009 through open market purchases (see Note 19).

The outstanding nominal value of the Series A convertible debentures was US$ 455 million just before June 15, 2010. By this date, a nominal value of US$ 360 million of Series A debentures had been presented for reimbursement. The US$ 360 million plus accrued interest was paid in cash to the bondholders. For the remaining US$ 95 million of bonds outstanding, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining debentures. This is because the next optional redemption date of June 15, 2015 is too far in the future and too many uncertainties exist concerning Alcatel-Lucent’s share price and other market data to envisage the redemption of these debentures as of June 15, 2015. Thus, and as prescribed by IAS 39, we applied the initial accounting treatment and adjusted the carrying amount of the outstanding Series A convertible debentures, using the contractual cash flows up to the contractual maturity date of the debentures, that is June 15, 2023. A profit of US$ 32 million (€ 24 million-see Note 9) was recognized in “Other financial income (loss)”, resulting in a corresponding decrease in the carrying value of the Series A convertible debentures.

7.75 % Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal year 2002, Lucent Technologies Capital Trust I (the “Trust”) sold 7.75 % cumulative convertible trust preferred securities for an aggregate amount of $ 1.75 billion. The Trust used the proceeds to purchase Lucent Technologies Inc. 7.75 % convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) owns all of the common securities of the Trust and as a result consolidates the Trust.

Conversion ratio	40.3306
Conversion price	$ 24.80
Redemption period at Lucent’s option	After March 19, 2007
Maturity date	March 15, 2017

Some of these bonds were repurchased during the first quarter of 2009 (see Note 19).

NOTE 18. PROVISIONS

a/ Balance at closing

	(In millions of euros)
	June 30, 2010	Restated December 31, 2009
Provisions for product sales	672	596
Provisions for restructuring	456	459
Provisions for litigation	145	142
Other provisions	992	925
Total (1)	2,265	2,122
(1) Of which: portion expected to be used within one year	1,296	1,303
portion expected to be used after one year	969	819

Alcatel-Lucent First Half Report 2010    69

As explained in Note 4, the presentation of the working capital items related to construction contracts was amended from January 1, 2010 onwards.

	(In millions of euros)
Provisions - restated	As Published in December 31, 2009	Reclassification December 31, 2009	Restated December 31, 2009
Provisions for product sales	482	114	596
Provisions for restructuring	459	-	459
Provisions for litigation	142	-	142
Other provisions	925	-	925
Total	2,008	114	2,122

b/ Change during the six months period ended June 30, 2010

	(In millions of euros)
	December 31, 2009	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2010
Provisions for product sales (1)	596	284	(175)	(87)	-	54	672
Provisions for restructuring	459	252	(213)	(28)	-	(14)	456
Provisions for litigation (2)	142	14	(13)	(10)	-	12	145
Other provisions	925	64	(52)	(32)	-	87	992
Total	2,122	614	(453)	(157)	-	139	2,265
Effect on the income statement:
- Income (loss) from operating activities before restructuring costs, litigations, capital gain/(loss) on disposal of consolidated entities and post - retirement benefit plan amendments		(319)		124			(195)
- Restructuring costs		(250)		28			(222)
- Litigations (2)		(16)		-			(16)
- Post - retirement benefit plan amendments		-		-			-
- Other financial income (loss)		(9)		-			(9)
- Income taxes		(7)		5			(2)
- Income (loss) from discontinued operations		(13)		-			(13)
Total		(614)		157			(457)

(1)	Including provisions for product sales on construction contracts which are no longer accounted for in amounts due to/from customers on construction contracts (see Note 4).
(2)	Related to the FCPA litigation disclosed in Note 23a.

At period - end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. Neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome for certain of these disputes can be estimated at present and therefore nothing was reserved as of June 30, 2010.

70     Alcatel-Lucent First Half Report 2010

c/ Analysis of restructuring provisions

	(In millions of euros)
	June 30, 2010	December 31, 2009
Opening balance	459	595
Utilization during period	(213)	(561)
Restructuring costs (social costs and other monetary costs)	222	517
Reversal of discounting impact (financial loss)	2	12
Effect of acquisition (disposal) of consolidated subsidiaries	-	-
Cumulative translation adjustments and other changes	(14)	(104)
Closing balance	456	459

d/ Restructuring costs

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009
Social costs	(168)	(113)
Other monetary costs	(54)	(45)
Valuation allowances or write-offs of assets	(22)	(43)
Total restructuring costs	(244)	(201)

NOTE 19. FINANCIAL DEBT

	(In millions of euros)
	June 30, 2010	December 31, 2009
Marketable securities - short term, net	1,788	1,993
Cash and cash equivalents	3,053	3,577
Cash, cash equivalents and marketable securities	4,841	5,570
(Convertible and other bonds - long-term portion)	(3,710)	(4,084)
(Other long-term debt)	(61)	(95)
(Current portion of long-term debt and short - term debt)	(1,040)	(576)
(Financial debt, gross)	(4,811)	(4,755)
Derivative interest rate instruments - other current and non-current assets	48	44
Derivative interest rate instruments - other current and non-current liabilities	(1)	(1)
Loan to joint venturer - financial asset (loan to co-venturer and receivable on disposal of Dunker Motoren)	30	28
Cash (financial debt), net	107	886

Alcatel-Lucent First Half Report 2010    71

a/ Bonds

Balances at December 31, 2009 and at June 30, 2010:

	(In millions of euros)
Remaining amounts to be reimbursed	December 31, 2009	Currency translation impact	Other changes during the first six months of 2010	June 30, 2010
Issued by Alcatel - Lucent:
- Oceane 5.00% - € 1,000 million (5) due January 2015	1,000	-	-	1,000
- Oceane 4.75% - € 818 m (5) due January 2011 (1)	818	-	-	818
- 6.375%- € 462 m (5) due April 2014 (1)	462	-	-	462
Issued by Lucent:
- 7.75%- US$ 931 m (5) due March 2017 (2)	671	117	-	788
- 2.875% - US$ 95 m (5) Series A due June 2023 (2) (3) (4)	369	37	(327)	79
- 2.875% - US$ 881 m (5) Series B due June 2025 (2) (3)	638	111	-	749
- 6.50% - US$ 300 m (5) due January 2028	187	33	-	220
- 6.45% - US$ 1,360 m (5) due March 2029	850	148	-	998
Sub-total	4,995	446	(327)	5,114
Equity component and issuing fees of Oceane 2015 issued by Alcatel - Lucent	(211)	-	16	(195)
Equity component and issuing fees of Oceane 2011 issued by Alcatel	(23)	-	11	(12)
Equity component of Lucent’s 2.875 % Series A convertible debentures (4)	(7)	(3)	(18)	(28)
Equity component of other convertible bonds issued by Lucent	(341)	(59)	11	(389)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	32	-	4	36
Carrying amount of bonds	4,445	384	(303)	4,526

(1)	Benefit from a full and unconditional subordinated guaranty from Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.).
(2)	See Note 17 for details on redemption options.
(3)	Benefit from a full and unconditional subordinated guaranty from Alcatel - Lucent.
(4)	Due to uncertainties over the future cash flows and the expected life of the 2.875 % Series A debentures outstanding, we reapplied the initial accounting treatment. The carrying value of this bond was decreased by US$ 32 million with a corresponding adjustment in “other financial loss” as disclosed in Note 9. Refer to additional comments in Notes 2j and 17.
(5)	Face amounts outstanding as at June 30, 2010.

Changes during the six month period ended June 30, 2010:

•	Repurchases (redemption before maturity date):

In the first quarter of 2010, US$ 75 million in nominal value of the Lucent 2.875 % Series A convertible debentures were bought back for US$ 75 million in cash, excluding accrued interest, and then cancelled.

Nominal value repurchased:

Lucent convertible bond 2.875 % Series A:	US$	75,000,000

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially.

The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in shareholders’ equity.

72     Alcatel-Lucent First Half Report 2010

A loss of €  1 million related to these repurchases was recorded in “other financial income (loss)” in the first quarter of 2010 (see Note 9).

•	Redemption before maturity date due to the existence of an optional redemption date:

At the holder’s option, the Lucent 2.875 % Series A convertible debentures were redeemable at 100 % of the principal amount plus any accrued and unpaid interest at the first optional redemption date, i.e. June 15, 2010.

The outstanding nominal value of the Series A convertible debentures was equal to US$ 455 million just before June 15 2010. At this date, US$ 360 million in nominal value of these debentures were redeemed for US$ 360 million in cash, plus accrued interest.

Nominal value subject to redemption:

Lucent convertible bond 2.875 % US$ Series A:	US$	360,000,000

Because of the new accounting treatment applied in Q2 2009, the carrying amount of the Lucent 2.875 % Series A convertible debentures was equal to the nominal value of the debentures as of June 15, 2010. No gain or loss related to the partial redemption, therefore, was recorded.

Changes in 2009:

•	Issuance of new debt:

Alcatel-Lucent issued a 5.00 % bond convertible into/or exchangeable for new or existing Alcatel-Lucent shares due January 1, 2015 for a total value of € 1,000 million.

The carrying value of the debt component at the date of issuance was valued at € 779 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, equal to € 221 million, is amortized within finance costs over the life of the debt.

•	Repurchases (redemption before maturity date):

Lucent 7.75 % convertible debenture US$ due March 2017 was subject to partial buy-back and cancellation in the first quarter of 2009, using US$ 28 million in cash, corresponding to a nominal value of US$ 99 million.

Lucent 2.875 % Series A convertible debenture was subject to partial buy-back and cancellation in the third quarter of 2009, using US$ 25 million in cash, excluding accrued interest, corresponding to a nominal value of US$ 25 million. In the fourth quarter of 2009, Alcatel-Lucent bought back additional Series A bonds using US$ 193 million in cash, excluding accrued interest, corresponding to a nominal value of US$ 195 million.

Alcatel-Lucent Oceane 4.75 % due January 2011 was subject to partial buy-back and cancellation in the third quarter of 2009, using € 167 million in cash excluding accrued interests, corresponding to a nominal value of € 167 million. In the fourth quarter of 2009, Alcatel-Lucent bought back additional Oceane 4.75 % using € 37 million in cash, excluding accrued interest, corresponding to a nominal value of € 37 million.

Nominal value repurchased:

Lucent convertible bond 7.75 % US$ due March 2017:	US$	99,000,000
Lucent convertible bond 2.875 % Series A:	US$	220,000,000
Alcatel-Lucent Oceane 4.75 % due January 2011:		€204,308,743

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially.

The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in shareholders’ equity.

Alcatel-Lucent First Half Report 2010    73

A gain of €  50 million related to these repurchases was recorded in “other financial income (loss)” in the first quarter of 2009, a loss of € 1 million in the third quarter of 2009 and a loss of € 2 million during the fourth quarter of 2009 (see Note 9).

•	Repayments:

Alcatel-Lucent’s 4.375 % EUR bond due February 2009 was repaid in February 2009 for a nominal value of € 777 million.

b/ Analysis by maturity date and type of rate

	(In millions of euros)
	June 30, 2010	December 31, 2009
Current portion of long-term debt (1)	816	361
Short-term debt	224	215
Financial debt due within one year	1,040	576
Of which: - within 3 months	78	137
- between 3 and 6 months	23	403
- between 6 and 9 months	882	18
- over 9 months	57	18
from July 1, 2011 to December 31, 2011	12
2011 (2)		874
2012	15	10
2013	463	389
2014	501	486
2015 and thereafter	2,780	2,420
Financial debt due after one year (3)	3,771	4,179
Total	4,811	4,755

(1)	Amounts as of December 31, 2009 are related to the Lucent 2.875 % Series A convertible debentures, due to the existence of a put option exercisable as of June 15, 2010.
(2)	Amounts as of June 30, 2010 are related to the Alcatel-Lucent Oceane 4.75 % due January 2011, of which € 815 million related to the Oceane 4.75 % due January 2011.
(3)	The convertible securities may be retired earlier based on early redemption or buy back options. See Note 17. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

Breakdown of the debt by type of rate

Financial debt at fixed rate after hedging is approximately 90 % of the total gross debt as of June 30, 2010 and at the end of 2009.

c/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent) post business combination

At July 29, 2010, the credit ratings of Alcatel-Lucent were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Negative	February 18, 2009	April 3, 2008
Standard & Poor’s	B	B	Negative	November 9, 2009	November 9, 2009

74     Alcatel-Lucent First Half Report 2010

At July 29, 2010, the credit ratings of Alcatel-Lucent USA Inc. (ex Lucent) were as follows:

Rating Agency	Long-term debt		Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn	(1)	n.a	n.a	December 11, 2006	n.a
Standard & Poor’s	B		n.a	Negative	November 9, 2009	November 9, 2009

(1)	Except for preferred notes and bonds that continue to be rated (last update February 18, 2009).

Moody’s: On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook was maintained.

On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk.”

Standard & Poor’s: on November 9, 2009, Standard & Poor’s lowered to B from B+ its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The B short-term credit rating of Alcatel-Lucent was affirmed. The rating on the trust preferred securities of Lucent Technologies Capital Trust I was lowered from CCC+ to CCC. The negative outlook was maintained.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions likely will impair the obligator’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at June 30, 2010

Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

Alcatel-Lucent’s and Alcatel-Lucent USA Inc.’s (ex Lucent) outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

d/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of € 1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate

Alcatel-Lucent First Half Report 2010    75

sufficient cash to repay its net debt and compliance is tested quarterly. Since the € 1.4 billion facility was established, Alcatel-lucent has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of these financial statements.

NOTE 20. PENSIONS, RETIREMENT INDEMNITIES AND OTHER POST-RETIREMENT BENEFITS

Alcatel-Lucent has elected to apply the option offered by the amendment of IAS 19 (see Note 1k of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F) which allows for immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits.

98 % of Alcatel-Lucent’s total benefit obligations and 98 % of Alcatel-Lucent’s plan asset fair values were re-measured as of June 30, 2010. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom, the Netherlands and Belgium) have been re-measured. The impact of not re-measuring other pension and post-retirement obligations is considered not material.

For Alcatel-Lucent’s pension and post-retirement obligations in the United States, the impacts considered were (i) decreases in interest rates, (ii) differences between actual and expected plan asset performance and (iii) benefit payments. Actuarial gains of € 320 million (of which € 335 million related to pensions and € (15) million related to post-retirement benefits) resulted from higher actual plan asset returns than expected and actuarial losses of € (1,065) million (of which € (936) million related to pensions and € (129) million related to post-retirement benefits) resulted from an increase of plan obligations mainly due to discount rate decreases.

For Alcatel-Lucent’s main pension plans outside of the U.S., the impacts were estimated based on a sensitivity analysis that considered changes in interest rates and differences between actual and expected plan asset performance. Actuarial gains of € 79 million resulted from higher actual plan asset returns than expected and actuarial losses of € (244) million were related to an increase of plan obligations due to discount rate decreases. The impacts from all other pension and post-retirement plans were not significant.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of June 30, 2010 have been updated and are as follows:

Discount rate	June 30, 2010	June 30, 2009	December 31, 2009
US - Pension	4.94%	6.07%	5.53%
US - Post-retirement health care and other	4.39%	5.64%	4.93%
US - Post-retirement life	5.15%	6.18%	5.73%
Euro - Pension	4.25%	5.25%	5.00%
UK - Pension	5.50%	6.00%	5.75%

The change in the unrecognized surplus of plan assets (asset ceiling) and in the IFRIC14 effect during the six-month period ended June 30, 2010 was € 37 million and related only to pensions (positive impact of € 462 million at June 30, 2009 and € 375 million in 2009).

76     Alcatel-Lucent First Half Report 2010

Change in pension and post-retirement net asset (liability) recognized:

	(In millions of euros)
	June 30, 2010				June 30, 2009			December 31, 2009
	Pension benefits	Post- retirement benefits		Total	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	(139)	(2,504)		(2,643)	70	(2,579)	(2,509)	70	(2,579)	(2,509)
Operational charge	(28)	(1)		(29)	(62)	(2)	(64)	(125)	(4)	(129)
Financial income (1)	202	(71)		131	102	(88)	14	261	(156)	105
Curtailment (2)	10	-		10	(21)	(1)	(22)	(74)	(5)	(79)
Management pension and non represented healthcare plan amendment (3)	-	-		-	-	-	-	216	37	253
Total recognized in profits (losses)	184	(72)		112	19	(91)	(72)	278	(128)	150
Actuarial gains and (losses) for the period	(766)	(144)	(5)	(910)	(793)	(27)	(820)	(784)	(173)	(957)
Asset ceiling limitation and IFRIC14 effect	37	-		37	462	-	462	375	-	375
Total recognized in Statement of comprehensive income (4)	(729)	(144)		(873)	(331)	(27)	(358)	(409)	(173)	(582)
Contributions and benefits paid	95	13		108	84	38	122	179	47	226
420 transfer	-	-		-	-	-	-	(246)	246	-
Change in consolidated companies	-	-		-	-	-	-	-	-	-
Other (reclassifications and exchange rate changes)	54	(452)		(398)	(9)	40	31	(11)	83	72
Net asset (liability) recognized at the end of the period	(535)	(3,159)		(3,694)	(167)	(2,619)	(2,786)	(139)	(2,504)	(2,643)
Of which:
- Prepaid pension costs	2,902	-		2,902	2,485	-	2,485	2,400	-	2,400
- Pension, retirement indemnities and post-retirement benefits liability	(3,437)	(3,159)		(6,596)	(2,652)	(2,619)	(5,271)	(2,539)	(2,504)	(5,043)

(1)	This income is mainly due to the expected return on plan assets that is higher than the interest cost (see Note 9).
(2)	Accounted for in restructuring costs.
(3)	Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement.
(4)	The amounts recognized directly in the Statement of comprehensive income indicated in the table above differ from those disclosed in the Statement of comprehensive income, due to the amounts related to discontinued activities, which are excluded in the above schedule.
(5)	Includes a € 6 million actuarial loss related to a change in the Private Fee For Service cost assumption due to the 2010 US Healthcare reform.

Alcatel-Lucent First Half Report 2010    77

Funded status

	(In millions of euros)
	June 30, 2010	June 30, 2009	December 31, 2009
Benefit obligation	(30,772)	(25,272)	(25,910)
Fair value of plan assets	28,970	24,110	24,925
Funded status	(1,802)	(1,162)	(985)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,892)	(1,624)	(1,658)
Net amount recognized	(3,694)	(2,786)	(2,643)

2009 U.S. management pension plan amendment

On October 21, 2009, Alcatel-Lucent USA Inc. froze the US defined benefit management pension plan and the US Supplemental pension plan effective January 1, 2010. No additional benefits will accrue in these plans after December 31, 2009 for their 11,500 active U.S.-based participants who are not union-represented employees. As a result, a credit of € 216 million before tax was booked during the fourth quarter of 2009 in the “Post-retirement benefit plan amendments” line item of the income statement. Also effective on January 1, 2010, the company changed its defined contribution 401(k) savings plan to provide for the company to make the same level of matching contributions for all of its 15,000 U.S.-based employees who are not union-represented employees, which is expected to increase the company’s annual cash contributions by about € 22 million.

These amendments have no impact on deferred tax.

2009 U.S. management healthcare plan amendment

Effective January 1, 2009, post-retirement medical benefits for Medicare eligible Management participants are provided through a fully insured Medicare Advantage Private Fee-For-Service (PFFS) Plan. Under this plan, the PFFS plan contracts directly with the Centers for Medicare & Medicaid Services to provide all Medicare Parts A and B benefits for Medicare eligible management retirees. Alcatel-Lucent USA Inc. amended the PFFS in the third quarter of 2009 with an effective date of January 1, 2010 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependants, which reduced the benefit obligation by approximately € 37 million. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

This amendment had no impact on deferred tax.

In 2009, a € 5 million additional expense was recognized in the specific line item “Post-retirement benefit plan amendments” concerning the Raetsch case (see Note 23).

78     Alcatel-Lucent First Half Report 2010

NOTE 21. NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL, INTEREST AND TAXES

	(In millions of euros)
	Six months ended June 30, 2010	Six months ended June 30, 2009
Net income (loss) attributable to the equity owners of the parent	(699)	(388)
Non-controlling interests	9	(32)
Adjustments:
- Depreciation and amortization of tangible and intangible assets	496	496
Of which impact of capitalized development costs	148	137
- Impairment of assets	-	-
- Post-retirement benefit plan amendment	-	1
- Changes in pension and other post-retirement benefit obligations, net	(209)	(73)
- Provisions, other impairment losses and fair value changes	(81)	(221)
- Repurchase of bonds and change of estimates related to Lucent 2.875 % Series A convertible debentures	(24)	125
- Net (gain) loss on disposal of assets	(8)	(270)
- Share in net income (losses) of equity affiliates (net of dividends received)	(7)	7
- (Income) loss from discontinued operations	13	(129)
- Finance costs	148	120
- Share-based payments	20	32
- Taxes	51	(93)
Sub-total of adjustments	399	(5)
Net cash provided (used) by operating activities before changes in working capital, interest taxes	(291)	(425)

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NOTE 22. CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

a/ Contractual obligations

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of June 30, 2010. Amounts related to financial debt, finance lease obligations and the equity component of Alcatel-Lucent’s convertible bonds are fully reflected in the consolidated statement of financial position.

	(In millions of euros)
Contractual payment obligations	Payment deadlines
	Less than one year	2010-2011	2012-2013	2014 and after	Total
Financial debt (excluding finance leases)	996	18	964	2,780	4,758
Finance lease obligations (1)	44	9	-	-	53
Equity component of convertible bonds	12	292	223	97	624
Sub-total - included in statement of financial position	1,052	319	1,187	2,877	5,435
Finance costs on financial debt (2)	146	481	432	1,356	2,415
Operating leases	244	263	317	313	1,137
Commitments to purchase fixed assets	50	-	-	-	50
Unconditional purchase obligations (3)	471	523	435	720	2,149
Sub total - commitments not included in statement of financial position	911	1,267	1,184	2,389	5,751
TOTAL CONTRACTUAL OBLIGATIONS (4)	1,963	1,586	2,371	5,266	11,186

(1)	Of which € 49 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.
(2)	To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 17. If all outstanding debentures at June 30, 2010 were not redeemed at their respective put dates, an additional finance cost of approximately € 265 million (of which € 11 million would be incurred in 2013 and the remaining part in 2014 and later) would be incurred until redemption at their respective contractual maturities.
(3)	Of which € 1,789 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.
(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 20).

b/ Off balance sheet commitments

Off balance sheet commitments of the Group were primarily as follows:

•	Certain guarantees given to the Group’s customers for contract execution (performance bonds, guarantees on advances received issued by financial institutions);

•	guarantee relating to the maximum intraday bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks; and

•	guarantees given under securitization programs or on sale of receivables (see description below).

Alcatel-Lucent does not rely on special purpose entities to deconsolidate these risks.

Guarantees given in the normal course of the Group’s business are presented below.

80     Alcatel-Lucent First Half Report 2010

For guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented below:

	(In millions of euros)
	June 30, 2010	December 31, 2009
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	997	1,096
Discounted notes receivable	2	2
Other contingent commitments	605	675
Sub-total - contingent commitments	1,604	1,773
Secured borrowings (1)	21	22
Cash pooling guarantee (2)	354	296
TOTAL	1,979	2,091

(1)	Excluding the subordinated guarantees described below on certain bonds.
(2)	The cash pooling guarantee is granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

Outsourcing transactions

During 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”). Alcatel-Lucent is also finalizing further outsourcing transactions with other service providers concerning payroll and certain R&D and business process activities. The IT outsourcing transaction, which has an effective date of December 1, 2009, was signed with HP on October 20, 2009, at the same time as a ten-year sales cooperation agreement with HP was signed.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase, HP will invest its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost € 200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, will be recognized as incurred, starting in 2010. € 17 million of these restructuring costs were incurred during the six months ended June 30, 2010.

As part of the transfer of resources, Alcatel-Lucent sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the Contractual Payment Obligations table above, representing a total amount of € 49 million in finance lease obligation as of June 30, 2010.

Also as part of the overall arrangement with HP, Alcatel-Lucent has committed to purchase € 202 million of additional HP goods and services to be used in the context of customer networks over a four-year period until October 31, 2013. The finance lease obligations and the unconditional purchase commitments related to this agreement are included in the Contractual Payment Obligations table above, under the headings “Lease obligations” and “Unconditional purchase obligations”.

The two following commitments were also included in the HP agreement:

•

A minimum value commitment regarding the amount of IT Managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of € 1,408 million (which amount includes € 120 million of the €  200 million restructuring costs mentioned above); and

•

commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including the establishment of dedicated teams, representing a minimum investment of € 298 million over ten years.

These two commitments for the remaining part as of June 30, 2010 are included in the Contractual Payment Obligations table above, under the heading “Unconditional purchase obligations”.

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Subordinated guaranties provided to some Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex.Lucent Technologies Inc. (“Lucent”)) public bonds

Alcatel-Lucent guaranty of Lucent Technologies Inc. 2.875 % Series A & B Convertibles

On December 29, 2006, Alcatel-Lucent provided its full and unconditional guaranty to Lucent’s 2.875 % Series A Convertible Senior Debentures due 2023 and to Lucent’s 2.875 % Series B Convertible Senior Debentures due 2025. These guarantees were delivered as part of a joint solicitation of consent from the holders of such debentures and are unsecured and subordinated to Alcatel-Lucent’s senior debt.

Lucent guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent provided its full and unconditional guaranty to the following Alcatel-Lucent public bonds:

•	Oceane 4.75 % due January 2011; and

•	6.375 % EUR due April 2014

These guarantees are unsecured and subordinated to Lucent’s senior debt.

NOTE 23. CONTINGENCIES

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

a/ Costa Rica

Beginning in early October 2004, Alcatel-Lucent learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (“CIT”), or other Alcatel-Lucent subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of Instituto Costarricense de Electricidad (ICE), the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel commenced an investigation into this matter.

Alcatel-Lucent terminated the employment of the then-president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT. CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two former employees and certain local consultants, based on their complicity in a bribery scheme and misappropriation of funds. The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are aware of the allegations and Alcatel-Lucent stated it would cooperate fully in any inquiry or investigation into these matters. The SEC and the DOJ are conducting an investigation into possible violations of the Foreign Corrupt Practices Act (“FCPA”) and the federal securities laws. In connection with that investigation, the DOJ and the SEC also requested information regarding Alcatel-Lucent’s operations in other countries.

In connection with these allegations, on December 19, 2006, the DOJ indicted one of the two former employees on charges of violations of the FCPA, money laundering, and conspiracy. On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and the former president of Alcatel de Costa Rica, based on the same allegations contained in the previous indictment. On June 11, 2007, the former CIT employee entered into a plea agreement in the U.S. District Court for the Southern District of Florida and pleaded guilty to violations of the FCPA. On September 23, 2008, the former CIT employee was sentenced to 30 months’ imprisonment, three years’ supervised release, the forfeiture of US$ 261,500, and a US$ 200 special assessment.

French authorities are also conducting an investigation of CIT’s payments to consultants in the Costa Rica matter.

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Alcatel-Lucent is cooperating with the U.S., French and Costa Rican authorities in the respective investigations described above. Alcatel-Lucent reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally. Alcatel-Lucent will cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.

In connection with the Costa Rica allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Three of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of US$ 52 million (in the case of the Attorney General’s Office) and U.S. $ 20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at US$ 71.6 million. No formal notice of a revised civil claim has so far been received by CIT. The trial of the criminal case started on April 14, 2010 and is ongoing.

Alcatel-Lucent entered into discussions with the Attorney General’s Office directed to a negotiated resolution of the Attorney General’s social damages claims and the moral damages claims of ICE. Those discussions resulted in a signed agreement entered into on January 20, 2010 under which the Attorney General’s social damages claims were dismissed in return for a payment by CIT of approximately US$ 10 million. That agreement was approved by the Court having jurisdiction over the Attorney General’s claims on February 24, 2010 and payment was made shortly thereafter. ICE’s claims are not included in the agreement with the Attorney General. To the extent that any of these claims are not resolved by agreement, Alcatel-Lucent intends to defend against them vigorously and to deny any liability or wrongdoing with respect to such claims.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM Contract”), in connection with which ICE is claiming compensation of US$ 59.8 million for damages and loss of income. By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan,” in full and final settlement of the above-mentioned claim. This settlement agreement was not approved by ICE’s Board of Directors that resolved, instead, to resume the aforementioned administrative proceedings to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of US$ 59.8 million and call the performance bond. CIT was notified of the termination by ICE of this portion of the 400 KL GSM Contract on June 23, 2008. ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to US$ 78.1 million in the aggregate, of which ICE has collected US$ 5.9 million.

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, US$ 44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the US$ 15.1 million performance bond amount is to be reimbursed to CIT and (ii) the US$ 44.7 million claim is to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the US$ 15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination regarding the

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400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the US$ 15.1 million performance bond amount and offered the replacement of such bond with a new bond that will guarantee the results of the final decision of the Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this resolution, CIT will collect the aforementioned US$ 15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the partial termination of the 400KL GSM Contract. The preliminary court hearing, which commenced on October 6, 2009, recently concluded and the case will proximately be set for trial.

On October 14, 2008, the Costa Rican authorities notified CIT of the commencement of an administrative proceeding to ban CIT from government procurement contracts in Costa Rica for up to 5 years. The administrative proceeding was suspended on December 8, 2009 pending the resolution of the criminal case mentioned above. In March 2010, CIT was notified of a new administrative proceeding whereby ICE seeks to ban CIT from procurement contracts, as a consequence of alleged material breaches under the 400KL GSM Contract (in particular, in connection with failures related to road coverage and quality levels).

If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent expects to generate approximately € 3 million in revenue from Costa Rican contracts in 2010. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

On April 30, 2010 ICE filed a civil RICO claim in state court in Miami, Florida (USA). ICE claims that several different Alcatel-Lucent entities, along with a former employee, were engaged in a worldwide scheme of bribery and corruption, during which it made payments to senior officials of the Costa Rican government and ICE. ICE claims it was damaged from this conduct and seeks treble damages, disgorgement, and other damages and relief.

As previously disclosed in its public filings, Alcatel-Lucent has engaged in settlement discussions with the DOJ and the SEC with regard to the ongoing FCPA investigations. These discussions have resulted in December 2009 in agreements in principle with the staffs of each of the agencies. There can be no assurances, however, that final agreements will be reached with the agencies or accepted in court. If finalized, the agreements would relate to alleged violations of the FCPA involving several countries, including Costa Rica, Taiwan, and Kenya. Under the agreement in principle with the SEC, Alcatel-Lucent would enter into a consent decree under which Alcatel-Lucent would neither admit nor deny violations of the antibribery, internal controls and books and records provisions of the FCPA and would be enjoined from future violations of U.S. securities laws, pay US$ 45.4 million in disgorgement of profits and prejudgment interest and agree to a three-year French anticorruption compliance monitor to evaluate in accordance with the provisions of the consent decree (unless any specific provision therein is expressly determined by the French Ministry of Justice to violate French law) the effectiveness of Alcatel-Lucent’s internal controls, record-keeping and financial reporting policies and procedures. Under the agreement in principle with the DOJ, Alcatel-Lucent would enter into a three-year deferred prosecution agreement (DPA), charging Alcatel-Lucent with violations of the internal controls and books and records provisions of the FCPA, and Alcatel-Lucent would pay a total criminal fine of US$ 92 million - payable in four installments over the course of three years. In addition, three Alcatel-Lucent subsidiaries - Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica - would each plead guilty to violations of the FCPA’s antibribery, books and records and internal accounting controls provisions. The agreement with the DOJ would also contain provisions relating to a three-year French anticorruption compliance monitor. If Alcatel-Lucent fully complies with the terms of the DPA, the DOJ would dismiss the charges upon conclusion of the three-year term.

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Alcatel-Lucent has recognized a provision of € 110 million as of June 30, 2010 in connection with these FCPA investigations, which is equivalent to the sum of US$ 45.4 million as agreed upon in the agreement in principle with the SEC and US$ 92 million as agreed upon in the agreement in principle with the DOJ, discounted back to net present value and converted into Euros.

b/ Taiwan

Certain employees of Taisel, a Taiwanese affiliate of Alcatel-Lucent, and Siemens’s Taiwanese distributor, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003. It has been alleged that persons in Taisel, Alcatel-Lucent Deutschland AG (a German subsidiary of Alcatel-Lucent involved in the Taiwan Railway contract), Siemens Taiwan, and subcontractors hired by them were involved in a bid-rigging and illicit payment arrangement for the Taiwan Railways contract.

Upon learning of these allegations, Alcatel-Lucent commenced an investigation into this matter. As a result of the investigation, Alcatel-Lucent terminated the former president of Taisel. A director of international sales and marketing development of the German subsidiary resigned during the investigation.

On February 21, 2005, Taisel, the former president of Taisel, and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act. The not guilty verdict for Taisel was upheld by the Taiwan High Court and is now final. On December 9, 2009, the Supreme Court denied the appeal filed by the Taiwan Prosecutor Office against the High Court’s ruling with respect to the individual defendants.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

c/ Kenya and Nigeria

The SEC and the DOJ asked Alcatel-Lucent to look into payments made in 2000 by CIT to a consultant arising out of a supply contract between CIT and a privately-owned company in Kenya. Alcatel-Lucent understands that the French authorities are also conducting an investigation to ascertain whether inappropriate payments were received by foreign public officials in connection with such project. Alcatel-Lucent is cooperating with the U.S. and French authorities and has submitted to these authorities its findings regarding those payments.

Following information voluntarily disclosed by Alcatel-Lucent to the US and French authorities, the French authorities have requested Alcatel-Lucent to produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent has responded to the request and is continuing to cooperate with the investigating authorities.

d/ French Polynesia

The French authorities have initiated an investigation of the submarine cable subsidiary of Alcatel-Lucent, Alcatel-Lucent Submarine Networks (“ALSN”), and certain former or current employees, relating to a project for a submarine cable between Tahiti and Hawaii awarded to ALSN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those employees were charged (“mis en examen”) with aiding and abetting favoritism in connection with the award by OPT of a public procurement project. On November 23, 2009, ALSN was charged with benefitting from favoritism (“recel de favoritisme”) in connection with the same alleged favoritism. Alcatel-Lucent commenced, and is continuing, an investigation into this matter.

Alcatel-Lucent is unable to predict the outcome of this investigation and its effect on ALSN’s business. If ALSN were convicted of a criminal violation, the French courts could, among other things, fine ALSN and/or ban it from participating in French public procurement contracts for a certain period. ALSN expects to generate approximately € 18 million of revenue from French public procurement contracts in 2010. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

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e/ Lucent’s employment and benefits related cases

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs alleged that Lucent failed to maintain health care benefits for retired management employees for each year from 2001 through 2006 as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the Court on December 28, 2006. The Special Committee denied the plaintiffs’ claims and the case returned to the court, where limited discovery was completed.

By Opinion and Order, each dated June 11, 2008, the court granted in part and denied in part plaintiffs’ motion for summary judgment (as to liability) and denied Lucent’s cross-motion for summary judgment (also as to liability). Specifically, the court found that Lucent had violated the Plan’s maintenance of benefits requirement with respect to the 2003 plan year but that the record before the court contained insufficient facts from which to conclude whether those provisions were violated for years prior to 2003. The court also “tentatively” ruled that defendants had not violated the Plan’s maintenance of cost provisions for the years 2004 through 2006. The court ordered the parties to engage in further discovery proceedings. Finally, the court denied, without prejudice, plaintiff’s motion for class certification. On June 26, 2008, Lucent requested the court to certify the case for appeal to the Third Circuit Court of Appeals in its discretion. This request was denied.

As a result of the court’s findings for 2003, Lucent established a provision for U.S. $ 27 million during the second quarter of 2008. As a result of the ongoing discovery and analysis, this reserve was adjusted from time to time. On January 21, 2010, the parties agreed to settle the lawsuit for the sum of US$ 36 million. The settlement is memorialized in a binding and executed Settlement Agreement. The settlement is subject to court approval, including approval of the settlement amount and the amount of class counsel’s fees to be deducted therefrom, approval of a plan of allocation of the net settlement proceeds to class members, and certification of a settlement class by the court. On June 3, 2010, the court indicated its preliminary approval of the settlement and set September 10, 2010 as the deadline for filing objections and September 27, 2010 as the date for a final hearing.

Lucent implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions led to the filing of cases against Lucent (now closed) and may lead to the filing of additional cases.

In September 2004, the Equal Employment Opportunity Commission (EEOC) had filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California, for gender discrimination with respect to the provision of service credit for purposes of a pension plan. In a case concerning a similar plan, the U.S. Supreme Court decided in May 2009 that such plan is not unlawful unless there is evidence of intentional discrimination. In light of this judgment, the EEOC voluntarily dismissed this matter, and the dismissal was approved by the District Court on July 27, 2009.

f/ Intellectual property cases

Each of Alcatel-Lucent, Lucent and certain other entities of the Group is a defendant in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against its customers in connection with products the applicable Alcatel-Lucent entity has provided to them, or challenging the validity of certain patents.

Microsoft

Lucent, Microsoft and Dell have been involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, certain Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including two trials held in 2008. In one of these trials, on April 4, 2008, a jury awarded Alcatel-Lucent approximately US$ 357 million in damages for Microsoft’s infringement of the “Day” patent, which relates to a computerized form entry system. On June 19, 2008, the Court entered

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judgment on the verdict and also awarded prejudgment interest exceeding US$ 140 million. The total amount awarded Alcatel-Lucent relating to the Day patent exceeded US$ 497 million.

On December 15, 2008, Microsoft and Alcatel-Lucent executed a settlement and license agreement whereby the parties agreed to settle the majority of their outstanding litigations, with the exception of Microsoft’s appeal of the Day patent verdict to the Court of Appeals for the Federal Circuit. This settlement included dismissing all pending patent claims in which Alcatel-Lucent is a defendant and provided Alcatel-Lucent with licenses to all Microsoft patents-in-suit in these cases. Also, on May 13, 2009, Alcatel-Lucent and Dell agreed to a settlement and dismissal of the appeal issues relating to Dell from the April 2008 trial.

On September 11, 2009, the Federal Circuit issued its opinion affirming that the Day patent is both a valid patent and infringed by Microsoft in Microsoft Outlook, Microsoft Money, and Windows Mobile products. However, the Federal Circuit vacated the jury’s damages award and ordered a new trial in the District Court in San Diego to re-calculate the amount of damages owed to Alcatel-Lucent for Microsoft’s infringement. On November 23, 2009, the Federal Circuit denied Microsoft’s en banc petition for a rehearing on the validity of the Day patent.

On February 22, 2010, Microsoft filed a Petition for a Writ of Certiorari in the United States Supreme Court asking the Supreme Court to review the Federal Circuit’s September 11, 2009 decision to affirm the District Court’s finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent owned by Alcatel-Lucent USA Inc. On April 23, 2010, Alcatel-Lucent USA Inc. filed its Brief in Opposition and the Supreme Court denied Microsoft’s Petition on May 24, 2010. A trial is scheduled for December 3, 2010 in US District Court in San Diego to determine the amount of compensation owed to Alcatel-Lucent USA Inc. by Microsoft for its infringement of the Day patent.

In a parallel proceeding, the United States Patent and Trademark Office issued a Reexamination Certificate on March 2, 2010 confirming the validity of the Day patent in response to a reexamination request filed by Dell in May of 2007.

g/ Effect of the various proceedings

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in this Note 23.

NOTE 24. EVENTS AFTER THE STATEMENT OF FINANCIAL POSITION DATE

There were no events that should be disclosed or adjusted that occurred between June 30, 2010, date of the statement of financial position, and

July 29, 2010, the date when the Board of Directors authorized the condensed consolidated financial statements for issue.

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Investor Relations

Alcatel-Lucent

3, avenue Octave Gréard

75007 Paris

France

Tel + 33 1 40 76 10 10

www.alcatel-lucent.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2010

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer